SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2001,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

A SOLID OPERATING PERFORMANCE
AND INCREASED RECEIVED GOLD PRICE
PUSH EARNINGS UP
Group results for the quarter
•
Headline earnings up 2% to R4.08 ($0.52) per share.
•
Operating profit steady at R894 million ($114 million).
•
Received gold price 5% higher due to an established
hedging programme.
•
Hedge book reduced by 800,000 ounces over the
quarter.
Regional operating results for the quarter
SOUTH AFRICA
•
An 11% improvement in operating profit to
R584 million.
•
Gold production on target, down by 10% to 1.2 million
ounces, due to the sale of unprofitable assets and
continued downsizing.
•
Rand denominated cash costs steady, as predicted,
despite production decrease.
•
Bambanani improving with R21 million operating profit
and most other operations steady or better than last
quarter.
•
Approval for revisions to capital projects at Mponeng
and TauTona with good returns.
AFRICA
•
Production increases 47% to 194,000 ounces, quarter
on quarter, with the inclusion of Geita production.
•
Operating profit up 6%.
•
The region produced 21% of AngloGold's cash
earnings from 11% of the company's gold production.
NORTH AMERICA
•
Gold production down 13% on record December
quarter.
•
Operating profit down with reduced production and
lower gold price.
•
Cash costs marginally down to $211 per ounce.
•
Approval for the CC&V expansion plan, giving 2.8
million additional ounces over the life of mine.
SOUTH AMERICA
•
Gold production down 13% to 107,000 ounces
following high recovery in the December quarter.
•
Total cash costs 8% lower at $147 per ounce.
AUSTRALASIA
•
Production down 6% to 132,000 ounces following
usual seasonal rain problems.
•
Cash costs increased only 1% with 56% of production
coming from Sunrise Dam at $132 per ounce.
•
Corporate office restructured and relocated to Perth
with A$4.3 million saving this year.
Quarter
ended
Mar
2001
Quarter
ended
Dec
2000
Year
ended
Dec
2000
Quarter
ended
Mar
2001
Quarter
ended
Dec
2000
Year
ended
Dec
2000
Rand/Metric
Dollar/Imperial
Gold
Produced
- kg/oz 000
54,377
57,906
225,295
1,749
1,862
7,243
Revenue
- R/kg/$/oz sold
74,133
70,819
67,158
295
289
308
Total cash costs
- R/kg/$/oz produced
48,457
48,255
46,404
193
197
213
Total production costs
- R/kg/$/oz produced
57,537
55,454
53,334
229
226
245
Operating profit
- R/$ million
894
889
3,272
114
116
469
Net capital expenditure
- R/$ million
535
938
2,009
68
123
281
Net profit / (loss)
- R/$ million
336
(132)
1,116
43
(18)
166
Net earnings / (loss)
- cents per share
314
(123)
1,043
40
(16)
155
Headline earnings
- cents per share
408
402
1,658
52
52
237
Dividends
- cents per share
1,400                                                                                                         196
REPORT
FOR THE QUARTER ENDED
31 MARCH 2001
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder
Overall performance
The results reported for the March quarter
reflect a solid operating performance.  In the
context of a weak spot gold price, and in a
quarter that seasonally has been difficult for
this company's operations in South Africa,
Australia and North America, operating profit
has matched that of the December 2000
quarter and exceeded the performance in the
first three months of 2000 by 19%.
Management is targeting operational
performance which trends up marginally from
this level over the course of the year.
The improvement in the South African
operations is particularly pleasing.  Here
operating profit was up 11% and headline
earnings increase by 17% from the December
quarter.  Critically, in comparison with last
quarter, cash costs held constant in rand
terms, despite a 10% reduction in gold
production, and have declined 3% in dollar
terms to $202 per ounce.
Of particular note is Bambanani,
which improved its operating performance
from a R7 million loss in December last year
to a R21 million profit this quarter.
Another pleasing feature of these
results is the performance of the Africa region.
Here production grew 47% to 194,000
ounces.  This results from the full inclusion of
the attributable ounces from Geita mine in
Tanzania.  Operating profit was up 6% on the
December 2000 quarter.  During this last
quarter Africa produced 11% of the
company's ounces, 15% of the operating
profit, 19% of EBITDA and 21% of cash
earnings.
The Africa region's performance
confirms the benefits AngloGold increasingly
enjoys from the geographic and orebody
diversity strategy we have pursued over the
last three years.  This strategy has seen gold
production from outside South Africa,
principally from low-cost, surface and shallow
mines, grow to 32%, operating profits to 35%,
EBITDA to 49% and cash earnings to 54%.
Revenue protection
The first quarter's performance also needs to
be seen against the background of
AngloGold's hedging programme.  Despite the
fact that the average spot price for gold for the
quarter at $263 per ounce was some 2%
lower than in the last quarter of 2000, the gold
price received by AngloGold in the March
quarter increased by some 5%, underlining
the benefits of a responsible hedging
programme.
At the end of 2000, we reported that,
with some 17.8 million ounces sold forward,
we were fully hedged in terms of our
mandated hedge limit.  Given the sustained
lower price levels this quarter and the
absence of further price protection required by
loan financing, we have reduced the hedge
book by some 800,000 ounces over the
quarter.  At the end of the March quarter, 22%
of the AngloGold gold reserve was hedged.
Growth
At today's Board meeting, we approved a
major expansion at the Cripple Creek & Victor
mine, in Colorado, in the United States.  This
project, requiring some $194 million, will see
an additional 2.8 million ounces of gold
production over the life of the mine, which this
expansion will extend at least until 2012. The
project has a expected internal rate of return
(IRR) of 27%.
The Board also approved the
rationalisation of the Mponeng (formerly, the
Western Deep Levels South mine) Shaft
Deepening Project into two projects, with the
prospect of a third.  The life of TauTona will
be extended to 2011, requiring a further R404
million in capital.  The deepening of the
Mponeng sub-shaft will be stopped at the 123
level and the available reserves will be
developed and mined at a capital cost of
R842 million.  The Mponeng resource below
120 level is not sterilised by this change and
could be accessed in the future as a possible
LETTER FROM THE CHAIRMAN AND
DEPUTY CHAIRMAN

third stand-alone project.  The TauTona and
Mponeng projects have projected IRRs of
35% and 20% respectively and significantly
improve the NPV of both assets.  The
decision to make this additional combined
investment of R1.2 billion in the South African
operations is further evidence of AngloGold's
continued confidence in its South Africa
region and the country's gold economy.
The Board placed on hold the planned
R817 million Joel North project, pending some
additional drilling to confirm grade.  This
information should be available by December
of this year.
The major expansion at Australia's
Sunrise Dam, and the new Yatela mine in Mali
are both progressing well.
These projects will be undertaken
while maintaining a modest earnings growth
and a high dividend payout over the next two
years.  From 2003, earnings rise more sharply
and large amounts of cash are generated,
from which we will replay debt.  This, together
with a sharpened focus on cost control and
operational efficiencies in the existing
operations, should ensure that the company
remains both a significant and profitable
producer of gold into the future.
RUSSELL EDEY
Deputy Chairman
26 April 2001
BOBBY GODSELL
Chairman and Chief
Executive Officer

OVERVIEW
Headline earnings increased by 2% to R437
million or R4.08 cents per share.  In dollar terms,
earnings held steady at $56 million or $0.52 per
share. This was due to a solid operational
performance and a 5% rise in the received price of
gold. Operating profit in rand terms increased by
1% to R894 million but reduced in dollar terms by
2% to $114 million due to the devaluation of the
rand.
Returns on shareholder equity and capital
employed were both steady at 12% and 11%
respectively.
Gold produced by AngloGold's operations
during the quarter decreased by 6%  (113,000
ounces) to 1.7 million ounces.  Some 91,000
ounces of this reduction is explained by the sale of
Elandsrand and Deelkraal to Harmony Gold
Mining Company, with effect from 1 February
2001.
Despite the drop in gold production, total
cash costs decreased by 2% to $193 per ounce.
There will be an ongoing focus on cost reductions
this year.
In respect of price, production, earnings and
profit, AngloGold outperformed its own forecasts
for the first three months of the year  traditionally
the industry's weakest quarter.
The board of directors approved the
expansion of the Cripple Creek & Victor mine in
North America.  This expansion costing
$194 million will increase average annual gold
production by 40% with a life of mine cash cost of
$174 per ounce until at least 2012.  Construction
will be completed in May 2002 with full production
forecast for July 2002.
There was also agreement on a revision to the
Mponeng Shaft Deepening Project. The previous
strategy for the West Wits area (formerly known as
Western Deep Levels) was to mine all remaining
TauTona ore reserves after 2005 from Mponeng.
However, as a result of the acquisition of
additional reserves at TauTona by an exchange of
ground with Gold Fields' Driefontein mine and a
revision of the shaft pillar extraction plan, it has
been decided to extend the life of this mine to
2011. Secondly, this deepening of Mponeng is to
be stopped at the 123 level (3,461 metres below
surface) and the VCR reef on the 113, 116 and
120 levels will be developed and mined. The
mineral resource in the VCR and Carbon Leader
reef below the 120 level is not sterilised by this
decision.  Sinking of the shaft to access this
resource will be treated as a separate stand-alone
project. This change together with the TauTona
extension has resulted in a reduction in capital
expenditure from R2.6 billion to R1.3 billion and an
increase in the net present value of the project.
These revisions were factored into the reserve and
resource statement for Mponeng and TauTona,
reflected in the supplementary information
released in conjunction with the AngloGold Annual
Report for 2000 which was published in March.
However, the change in the scope of the project
and associated changes to the mineral inventory
will lead to a further reduction in the combined
Mponeng and TauTona reserve of 2.3 million
ounces.  The combined mineral resource will not
be affected by this change.
The sinking of the Joel North shaft has been
suspended pending the outcome of further drilling
results.
These changes were included in the
previously published capital expenditure forecast
of R2.4 billion ($311 million) for 2001.
SOUTH AFRICA
Overall performance
Headline earnings for the South African region at
R397 million reflected a 17% improvement (from
R339 million) on the previous quarter. The
received gold price increased by 5%, due to both a
falling exchange rate and AngloGold's hedging
programme.  As expected, gold production
decreased by 10% to 1.19 million ounces (37
tonnes).  This was as a result of the sale of
Elandsrand and Deelkraal and continuing
downsizing at Matjhabeng.  Total cash costs at
R50,715 per kilogram ($202 per ounce) improved
marginally over the previous quarter's R50,785 per
kilogram ($208 per ounce).
Mine performance
The performance of most of the South African
operations in the March quarter was excellent.
Gold production at Kopanang was 3% higher than
the previous quarter and operating profit for the
quarter, at R83 million ($11 million) was 38% up
on the previous quarter.  Unit cash costs were
slightly lower.  At Bambanani, gold production
remained at the lower levels of the previous
quarter, but in line with the planned build-up over
the year.  Significant savings were achieved on
costs to offset the reduced production.  This
resulted in an 8% improvement in total unit cash
OPERATING AND FINANCIAL REVIEW

costs and assisted in lifting operating profit to R21
million ($2.5 million) this quarter from a R7 million
($1 million) loss in the December quarter.  Gold
production at Tshepong rose by 19% on the
previous quarter as the identified problems were
overcome.  Total cash costs were reduced by 20%
to R50,301 per kilogram ($200 per ounce) with a
continued focus on cost control in all areas.  The
mine made a R49 million ($6 million) contribution
to operating profit, compared with a R4 million
($0.5 million) loss last quarter. Operating profit at
Great Noligwa increased by 2% for the quarter to
R270 million ($34 million), despite a reduction in
gold produced and higher cash operating costs,
arising from the replacement of major hoisting
equipment.  At Ergo, gold production rose 16% by
13,000 ounces and operating profit went up from
R6 million ($1 million) to R30 million ($4 million).
Higher head grades from increased clean-up
activities and improved metallurgical efficiencies
resulted in an 8% improvement in recovered
grade.  The higher gold production led to a
decrease in total cash costs of 9% to R52,415 per
kilogram ($208 per ounce), despite annual wage
increases, which came into effect this quarter.
Several other operations had solid
performances.  Seismicity had an impact on the
mining volumes at TauTona, where winder and
power problems in the lower Carbon Leader
sections also affected production.  Nevertheless, a
focus on releasing gold inventory from
underground resulted in a 7% improvement in
grade and the mine made a R113 million ($14
million) contribution to operating profit.  The
volume mined at Tau Lekoa was 8% below the
previous quarter's record-breaking performance.
Gold produced declined by 209 kilograms due to a
planned yield decrease and a lower volume.  Gold
production was down at Matjhabeng because of
the planned downscaling at Eland and Nyala
shafts and concentrated clean-up operations at
Sable shaft.  Production targets are in line with the
current life of mine plan.  As expected with a
project that is being downsized, costs were lower,
but the effects of this were partially offset by an
increase in expenditure arising from
retrenchments.
AngloGold continues to face problems at three
of the South African operations.  Savuka could not
maintain the high levels of production of the
previous quarters.  The mine had a slow start after
the ten-day December break due to orepass
problems and the need to address safety issues.
Two seismic events in the shaft pillar resulted in
crews being moved to areas with much lower
grades.  This impacted negatively on the average
grade, which was down by 9%.  Additionally, an
orepass blockage affected mining volume, which
decreased by 19%.  Lack of available face length
at Mponeng continues to have an impact on
mining volume.  The shortfall, together with the
lower than expected face values, has had an effect
on the recovered gold which remained at the low
levels of the previous quarter.  However, the
planned developments to improve face length
availability is on track and four additional raise
lines will come into production in the second half of
the year.  These measures will restore production
flexibility and result in increased gold production.
At Joel, mining values continued to drop with
the average grade declining by 9%.  This, together
with the lower mining volumes, impacted
negatively on gold production, which was down by
27%.  The mine has been scaled back to 20,000
square metres per month and full calendar
operations (FULCO) have been discontinued, with
a consequent reduction in the number of
employees by 1,200.  The impact of the resultant
cost savings will only be evident in the next
quarter.  The performance of this mine will be
closely monitored, and if the anticipated rise in
grade does not materialise, its future will be
reviewed at the end of next quarter.  In the light of
the grade variability at the South shaft and the low
gold price, sinking of the North shaft has been
suspended pending the results from four
boreholes which are to be drilled from surface to
verify the existing grade projections.
Tragically, 13 people lost their lives in ten
separate mine accidents in AngloGold's South
Africa region during this quarter.  This compares
with ten deaths in the previous quarter and 17
during the corresponding quarter last year.
Savuka experienced an increase in seismic
activity, and five people died in two seismically-
related accidents during the first three months of
2001.
In the South African region, 431 lost-time
injuries were recorded  a 23% improvement on
the previous quarter and the lowest number of
lost-time injuries occurring in any quarter on
record.  This represents a lost-time injury
frequency rate (LTIFR) of 11.23 injuries per million
hours worked.
AFRICA
Overall performance
The African region had an excellent start to the
year with the inclusion of the Geita mine for the
first time.  The impact is significant, with the Africa
region producing 194,000 attributable ounces for
the quarter, an increase of 47% on the previous
quarter.  Total cash costs, at $124 per ounce,
increased by 18% over the previous quarter,
largely as a result of the inclusion of Geita and
planned decreased ore production at Sadiola.
Safety showed a marked improvement in the

region, achieving a LTIFR of 0.8 with three
accidents recorded for the five operations.
Mine performance
At Sadiola (38% attributable) lower planned mill
throughput (5%), coupled with a decline in the
recovered grade of 3%, reduced attributable gold
production by 8% to 50,000 ounces for the quarter.
The decrease in production, together with
increased waste mining to obtain additional oxide
ore reserves, resulted in unit total cash costs rising
by 7% to $130 per ounce.  The mine was accident
free for the quarter.
 Although in the process of commissioning its
sulphide metallurgical plant circuit, Morila (40%
attributable) increased production by 13% to
64,000 attributable ounces.  Total cash costs, at
$90 per ounce, increased by 2% on the previous
quarter.  A marked turnaround in safety has been
recorded on the mine.
At Geita (50% attributable) expectations were
exceeded during the quarter, with 60,000
attributable ounces being produced, at a creditable
total cash cost of $141 per ounce.  Safety
performance has improved on the AngloGold
benchmarks.
Navachab had a steady quarter with
production of 21,000 ounces, 4% down on the
previous quarter.  Total cash costs were $174 per
ounce, a 7% increase on the previous quarter.
There was a slope failure on the eastern wall
which is not expected to affect production.  The
mine's outstanding safety record continues
resulting in the mine receiving the Namibian
Chamber of Mines award for safety.
 Construction and mining are progressing at
Yatela which is due to produce its first gold in
June 2001.  The ore treatment plant is in the
process of being commissioned with the first ore
having been stacked out on the leach pads and
treated.  Mining production is ahead of schedule
with full production output stockpiled during
February 2001.
NORTH AMERICA
Overall performance
Gold production in the North American region
decreased by 13% in this quarter compared with
the record levels for the fourth quarter of 2000.
This was due to lower production, primarily at
Cripple Creek & Victor (CC&V).  Operating profit
fell by 30% during the same period as a result of
decreased production and a lower realised gold
price.  Reduced volumes of ore purchased from
Cortez for custom processing at the Jerritt Canyon
operations and improved ounce placements at
CC&V led to a decrease in total cash costs.  Gold
production was below forecast levels primarily
because of fourth quarter ore placement issues at
CC&V which impacted on first quarter production
levels.  CC&V is expected to exceed budgeted
production levels by the end of the year.  Total
cash costs for the region were $211 per ounce.
Mine performance
At Jerritt Canyon (70% attributable), the first
quarter's production of 75,000 ounces was 6%
lower than the previous quarter as a result of the
batch milling of Cortez ore.  Total tonnage
processed was approximately 1% higher;
however, lower purchased ore grades resulted in
the decreased gold production.  Total cash costs
for the quarter were $232 per ounce, 5% down on
the previous quarter, due to the lower volumes
(12% less) of Cortez ore purchased.
Production at CC&V (66.7% attributable
effectively 100% attributable  see Note 5 on page
12) was 51,000 ounces, 22% lower than the fourth
quarter of 2000.  Reduced crusher availability
during the previous quarter adversely affected
crushed ore placement and the effects on gold
production were felt in the current period.  Total
cash costs were $169 per ounce, some 3% lower
than the previous quarter due to a change in mine
plans. Significantly higher ounce placement will
enable a return to expected production levels by
mid-year.
SOUTH AMERICA
Overall performance
Gold production at the South American operations
was 13% lower than the previous quarter at
107,000 ounces.  This was due to a high recovery
from a plant clean-up in the last three months of
2000.  Total cash costs for the quarter were 8%
lower at $147 per ounce following cost cutting
initiatives at all operations and the devaluation of
the Real being greater than anticipated.
Mine performance
The 26% reduction in gold production at Morro
Velho was responsible for the quarter on quarter
decrease in production for the region.  This
decrease was partially offset by a higher gold
production (up by 6%) at Cerro Vanguardia
(46.25% attributable) owing to better grades and
an increase in production capacity.  Higher
recovered grade enabled Serra Grande (50%
attributable) to post a 2% improvement in
production.

The South American operations achieved a
LTIFR just over the Ontario benchmark for the first
quarter. Cerro Vanguardia recorded two accidents
in the first quarter compared with four for the
whole of last year.  Morro Velho recorded eight
accidents in the first two months.  The situation
had improved by the end of the quarter with only
one accident occurring in March.  It should be
noted that while the accident rates have increased,
the severity rate has decreased significantly.
AUSTRALASIA
Overall performance
Production for the quarter of 132,000 ounces was
6% below the level for the previous period.
However, with 56% of the total production now
coming from the low-cost Sunrise Dam operation,
total cash costs increased by only 1% to $201
(A$380) per ounce.
During the quarter, the corporate office was
restructured and relocated from Melbourne to
Perth.  The reduced staffing levels and greater
proximity to the mining operations will yield
savings of some A$4.3 million this year.  In
addition, a refocusing of the Australasian
exploration effort has resulted in further savings.
Heavy seasonal rains over the northern half of
the country have created problems for particular
mines and curtailed exploration field activities.
Mine performance
Sunrise Dam has continued its strong
performance with production increasing a further
13% over the level achieved in the previous
quarter, while total cash costs were reduced by
14%.  Production for the quarter increased from
65,000 ounces to 74,000 ounces at an average
total cash cost of $132 (A$248) per ounce.  These
results were achieved while work on the
processing plant expansion and the further
development of the open pit was in progress.  The
plant expansion is proceeding within budget and is
on schedule for commissioning during the next
quarter as planned.  Due to the shutdowns
associated with commissioning, production during
the second quarter will be lower than that achieved
during this quarter.  The cutback of the "MegaPit"
will continue through to the end of the year.
At Union Reefs, there was a scheduled
reduction in mining from the main Crosscourse pit
during the wet season.  Production fell by 17% to
31,000 ounces.  However, the operation
capitalised on the cost reductions recorded in the
previous quarter, to achieve an average total cash
cost of $193 (A$364) per ounce.  The figures for
the previous quarter were $229 (A$429) per
ounce.
Despite the difficulties associated with mining
of remnant ore blocks and the low ore grades,
Boddington's (33.3% attributable) performance
during the first quarter was almost identical to that
of the previous quarter.  Production was 19,000
ounces at a total cash cost of $206 (A$389) per
ounce.  An intensive study of the viability of mining
the remaining oxide reserves has been undertaken
and it now appears that the current oxide
operations will cease in the third quarter.
Agreement has been reached on the principles for
transferring the management of both the
Boddington mine and its expansion to the
Boddington Gold Mine Joint Venture partners.
 Tanami suffered badly from the heavy rains in
the region.  Access to a number of the pits has
been restricted and, towards the end of the
quarter, road access to the mine itself was cut off.
As a consequence, a critical diesel fuel shortage
has developed and it has been necessary to
suspend processing operations at the mine.  With
limited remaining reserves available for processing
by the joint venture, future options for the
operation are being reviewed.  Production for the
quarter was down to 8,000 ounces (34% below the
previous quarter) while total cash costs rose to an
unacceptable $423 (A$805) per ounce.

The first quarter of 2001 produced a
lower average spot gold price than in
the past four quarters, but more activity
with significant price volatility, and a
price range of over $20 between the
traded high and lows of the period.
The average spot price of $263 per
ounce was 2% lower than the price in
the final quarter of last year.  A similar
level of volatility was seen in the
currency market, where a stronger
dollar knocked currencies like the euro,
the rand and the Australian dollar
lower.  Opening at around R7.50 to the
US dollar, the local currency slipped to
a low of R8.05 against the dollar and
the average exchange rate of R7.83 for
the quarter was some 3% weaker than
the average for last quarter. The South
African price of gold touched a record
high above R68,000 per kilogram, and
averaged R66,280 for the quarter or
almost 8% better than in the final
quarter of 2000.  This dollar strength
has continued into April, cushioning
non-American gold producers from the
worst effects of the weak US dollar
spot price of gold.
The spot gold price during this
period was influenced particularly by a
sharp dislocation in short-term gold
lease rates in the latter part of the
quarter, and by the unexpected
strength of the US dollar in the face of
economic uncertainty and stock market
losses in the United States.
From the middle of the quarter,
short-term gold lease rates, and
particularly one month lending rates,
rose very sharply from around 0.5%
per annum at which they have traded
for the past year, to a spike just over
6% early in March, putting gold futures
into backwardation in this time period.
Since this early March peak, the short
term rates have retraced to trade
mostly between 2% and 3% per
annum.  During this period, gold
lending rates for one year and beyond
have remained relatively unchanged.
GOLD MARKET
GOLD LEASE RATES 2001
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
5.5
6.0
6.5
02/01/01      09/01/01      16/01/01       23/01/01       30/01/01       06/02/01     13/02/01      20/02/01      27/02/01      06/03/01       13/03/01       20/03/01      27/03/01      03/04/01      10/04/01
ONE MONTH
ONE YEAR

When short term lease rates
peaked, speculative shorts in the gold
market were squeezed by the
increased carrying costs of such
trades, and a certain amount of buying
back by speculators was seen in the
market.  This buying was sufficient to
lift the gold price from its low of $254
early in the quarter to a high of almost
$275 at the time of the highest lease
rates.  There was considerable
speculation during the quarter over the
reasons for this lease rate increase,
and for the tightness in short- and
medium- term gold lending.  Whatever
the exact trigger might have been for
this move in lending rates, we believe
that there is no doubt that this increase
signals the reality that there are finite
boundaries to gold lending liquidity.
Because of the lack of transparency in
the gold market  and particularly so in
the lending market  it is impossible to
quantify the ceiling to gold lending to
the last 100 or 500 tons; however, that
a ceiling exists is clear from this
experience.  We believe that this
ceiling will contribute in time to a
further beneficial tightening of our
market.
The other major influence on the
gold price during this quarter flowed
from the strong dollar, which provided
speculators with encouragement to sell
gold short.  This position is reflected in
the growing net short position on
COMEX, which reached a high point of
some 66,000 contracts just before the
rise in gold lease rates; this position is
equivalent to a net short position of
over 200 tons of gold.  This ongoing
strength in the US currency contradicts
the widespread forecasts at the
beginning of this year of a weaker US
dollar.  The majority of forecasters
today still anticipate dollar weakness
later in the year, as the US economy
continues to slow and US interest rates
fall, and a weaker dollar becomes
necessary to correct or at least
moderate the growing US trade deficits
of recent years.  Should these
forecasts prove correct, and the US
currency does weaken, this should
remove a source of downward
pressure on gold.   US dollar
weakness, however, will not
necessarily trigger the wholesale
reversal of the lower gold prices of
recent years.  To turn the tide on
current low spot gold prices in US
dollars would require a revival of
positive investor interest in gold, and
would require sustained long positions
in the metal by speculators in the
developed markets such as were seen
in the gold market between 1992 and
1994.  Gold producers should work to
promote such investment as economic
and market circumstances again
favour gold investment.

NET DELTA OPEN HEDGE POSITION AS AT 31 MARCH 2001
As at 31 March 2001, the group had outstanding the following net forward pricing commitments against future production.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 8.04 available on
31 March 2001.
Kilograms
Sold
Forward Price
rand per kg
Forward Price
$ per oz
Ounces
Sold
`000
12 Months ending
 31 December 2001
118,333
R78,925
$299
3,804
2002
107,455
R82,353
$296
3,455
2003
79,306
R88,952
$300
2,550
2004
54,944
R96,449
$306
1,766
2005
46,738
R110,506
$330
1,503
January 2006 - December 2010
122,693
R128,689
$321
3,945
529,469
R97,261
$307
17,023
The marked to market value of all hedge transactions making up the hedge positions in the above table was R2,520 million ($313 million) as at 31 March 2001.  The value was based on a gold price of $257.85 per ounce, exchange rates of R/$8.04 and $/A$ 0.4857 and the prevailing market interest rates and volatilities at the time.
As at 26 April 2001, the marked to market value of the hedge book was R2.1 billion ($260.8 million) based on a gold price of $262.40 per ounce and exchange rates of R/$8.095 and $/A$0.5067 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 31 March 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2001.
GOLD MARKET

Year
2001
2002
2003
2004
2005    2006-2010
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
60,411
45,466
41,545
32,161
27,348
86,693
293,624
$ per oz
$315
$313
$318
$318
$325
$340
$324
Put Options Purchased
Amount (kg)
8.691
3,893
5,808
2,662
757
1,291
23,103
$ per oz
$321
$383
$352
$390
$291
$291
$345
*Delta (kg)
7,642
3,620
4,829
2,140
314
446
18,991
Put Options Sold
Amount (kg)
1,866
1,866
$ per oz
$268
$268
*Delta (kg)
1,822
1,822
Call Options Purchased
Amount (kg)
25,710
5,407
667
572
32,355
$ per oz
$293
$297
$350
$360
$296
*Delta (kg)
3,912
1,302
97
113
5,424
Call Options Sold
Amount (kg)
56,284
21,216
10,463
3,303
1,704
2,233
95,204
$ per oz
$311
$349
$372
$342
$358
$338
$329
*Delta (kg)
3,263
1,380
1,187
925
501
1,060
8,316
RAND GOLD
Forward Contracts
Amount (kg)
33,329
41,474
16,706
13,311
12,700
18,433
135,953
Rand per kg
R75,387        R78,371         R83,501       R89,193       R115,231
R126,943        R89,358
Put Options Purchased
Amount (kg)
2,333
2,333
Rand per kg
R71,150
R71,150
*Delta (kg)
1,333
1,333
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
17,247
14,357
4,519
1,875
3,119
1,875
42,991
Rand per kg
R78,213         R87,003         R93,766        R93,603       R125,774
R93,603        R87,576
*Delta (kg)
2,269
3,472
1,466
1,077
1,353
1,483
11,120
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
14,792
12,597
13,841
5,443
6,221
31,726
84,620
A$ per oz
A$519
A$614
A$538
A$532
A$652
A$578
A$569
Call Options Purchased
Amount (kg)
4,121
6,687
778
4,665
31,725
47,977
A$ per oz
A$717
A$728
A$703
A$704
A$684
A$695
*Delta (kg)
217
1,153
172
1,698
17,148
20,388
Call Options Sold
Amount (kg)
1,866
3,732
5,599
A$ per oz
A$520
A$554
A$543
*Delta (kg)
1,245
1,901
3,146
RAND DOLLAR (000)
Forward Contracts
Amount ($)
77,412
20,000
97,412
ZAR per $
R 7.45
R 6.48
R 7.25
Put Options Purchased
Amount ($)
330,000
330,000
ZAR per $
R 7.55
R 7.55
*Delta ($)
49,362
49,362
Put Options Sold
Amount ($)
40,000
40,000
ZAR per $
R 7.65
R 7.65
*Delta ($)
6,676
6,676
Call Options Purchased
Amount ($)
47,900
5,450
53,350
ZAR per $
R 7.71
R 6.48
R 7.59
*Delta ($)
33,877
5,365
39,243
Call Options Sold
Amount ($)
406,670
33,450
8,000
448,120
ZAR per $
R 8.22
R 7.06
R 6.94
R 8.11
*Delta ($)
215,632
30,680
7,722
254,034
AUS DOLLAR (000)
Forward Contracts
Amount ($)
39,161
43,748
29,428
112,336
$ per A$
A$.65
A$.58
A$.59
A$.61
ANGLOGOLD HEDGE POSITION
AS AT 31 MARCH 2001

1.  The results included herein for the quarter ended 31 March 2001, which are unaudited, have been prepared using the accounting policies which are consistent in all material respects with those applied in the previous period, except for the adoption of IAS39.  These accounting policies conform with South
African Statements of Generally Accounting Practice and International Accounting Standards.
In accordance with IAS39, retrospective application is not permitted and as a result, the comparative figures have not been restated.
The Group has adopted IAS39 (AC133) "Financial Instruments: Recognition and Measurements" with effect from 1 January 2001 as follows:
IAS39 requires all contracts which meet the definition of a derivative to be recognised on the balance sheet as either assets or liabilities and recorded at fair value.  Gains or losses arising from remeasuring derivatives to fair value for each period, are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting.
The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedge item.
Normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery.  As a result the accounting for these contracts will not be impacted by the adoption of IAS39.
All other contracts not meeting the criterion for hedge accounting and the normal purchases and normal sales exemption will be recorded at their fair market value, with changes in value at each reporting period being recorded in income.
The implementation of IAS39 had a R2.3 million unfavourable effect on the current quarter's earnings.
2.  During the quarter, 21,700 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 2001 to 107,042,787.
3.  Shareholders were previously advised that a formal agreement had been entered into with Harmony
Gold Mining Company Limited, whereby Harmony would purchase AngloGold's Elandsrand and
Deelkraal mines, with effect from 1 February 2001, for the sum of R1 billion, subject to the approval of certain conditions precedent.  At a general meeting held on 23 March 2001, Harmony shareholders approved the transaction and as of 9 April, 2001, all conditions precedent had been fulfilled and the agreement became unconditional.
4.  Orders placed and outstanding on capital contracts as at 31 March 2001 totalled R966.4 million (at

31 December 2000: R447.4 million), equivalent to $120.6 million (31 December 2000: $59.1 million) at the rate of exchange ruling on that date.
5.  Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
6.  Further cautionary announcement
Further to the cautionary announcements dated 27 November, 19 December 2000, 31 January and
14 March 2001, shareholders are advised that AngloGold is continuing to consider its position regarding certain of its assets in the Free State and discussions are continuing with various parties. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold shares.
NOTES

7.  Dividend
Final Dividend No. 89 of 650 South African cents per ordinary share was paid to registered shareholders on 30 March 2001.  A dividend was paid to holders of American Depositary Receipts (ADR) on 9 April
2001 at a rate of 39.88 US cents per American Depositary Share (ADS).  Each ADS represents one-half of an ordinary share.
8.  Results of annual general meeting
At the annual general meeting of shareholders held on Wednesday, 25 April 2001, all the ordinary resolutions and the special resolution to amend certain of the company's articles of association, as specified in the notice of meeting dated 13 March 2001, were passed by the requisite majority of shareholders.  The special resolution is in the process of being registered with the Registrar of
Companies.
By order of the Board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
26 April 2001

GROUP OPERATING RESULTS
Issued Capital:
107,042,787 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,022,224 ordinary shares in issue
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2001
2000
2000
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
4,629

5,123

21,126

- waste
2

35

167

- total
4,631

5,158

21,293

Yield
- g/t
- reef
 7.99

 8.24

 8.02

- waste
 1.00

 0.26

 0.54

- average
 7.98

 8.18

 7.96

Gold produced
- kg
- reef
36,974

42,202

169,468

- waste
2

9

91

- total
36,976

42,211

169,559

PRODUCTIVITY
g/employee
- target
204

213

209

- actual
197

195

193

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13,483

12,340

50,289

Yield
- g/t
 0.34

 0.33

 0.32

Gold produced
- kg
4,539

4,122

15,870

OPEN-PIT OPERATIONS
Tonnes mined
- 000
18,383

14,165

49,121

Stripping ratio
- t(mined-treated)
 /t treated
 1.69

 1.26

 1.08

Tonnes treated
- 000
6,843

6,269

23,601

Yield
- g/t
 1.88

 1.85

 1.69

Gold produced
- kg
12,862

11,573

39,866

TOTAL
Gold produced
- kg
54,377

57,906

225,295

Revenue
- R/kg sold
74,133

70,819

67,158

Total cash costs
- R/kg produced
48,457

48,255

46,404

Total production costs
- R/kg produced
57,537

55,454

53,334

CAPITAL EXPENDITURE
 - mining direct
416.3

836.6

1,850.9

 - other
118.9

110.1

212.5

 - recoupments
(0.3)

(8.7)

(54.5)

Net capital expenditure
534.9

938.0

2,008.9

GROUP OPERATING RESULTS
Issued Capital:
107,042,787 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,022,224 ordinary shares in issue
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2001
2000
2000
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5,103

5,647

23,287

- waste
2

39

184

- total
5,105

5,686

23,471

Yield
- oz/t
- reef
 0.233

 0.240

 0.234

- waste
-

-

 0.016

- average
 0.233

 0.239

 0.232

Gold produced
- oz 000 - reef
1,189

1,357

5,448

- waste
-

-

3

- total
1,189

1,357

5,451

PRODUCTIVITY
oz/employee
- target
 6.57

 6.86

 6.71

- actual
 6.35

 6.28

 6.21

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
14,862

13,603

55,436

Yield
- oz/t
 0.010

 0.010

 0.009

Gold produced
- oz 000
146

133

510

OPEN-PIT OPERATIONS
Tons mined
- 000
20,263

15,614

54,146

Stripping ratio
- t(mined-treated)
 /t treated
 1.69

 1.26

 1.08

Tons treated
- 000
7,544

6,910

26,016

Yield
- oz/t
 0.055

 0.054

 0.049

Gold produced
- oz 000
414

372

1,282

TOTAL
Gold produced
- oz 000
1,749

1,862

7,243

Revenue
- $/oz sold
295

289

308

Total cash costs
- $/ounce produced
193

197

213

Total production costs
- $/ounce produced
229

226

245

Rand/US Dollar average exchange rate
 7.83

 7.63

 6.78

CAPITAL EXPENDITURE
 - mining direct
53.3

109.6

259.4

 - other
15.1

14.4

29.5

 - recoupments
-

(1.1)

(7.7)

Net capital expenditure
68.4

122.9

281.2

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
SA Rand million
2001
2000
2000
Revenue
4,104.1

4,297.4

15,971.4

Gold income
3,985.4

4,131.3

15,338.0

Gold sales
3,937.1

4,131.3

15,338.0

Realised gain on hedging instruments
50.6

-

-

Unrealised loss on hedging activities
(2.3)

-

-

Cost of sales
3,091.6

3,242.4

12,065.8

Cash operating costs
2,599.0

2,790.7

10,421.0

Other cash costs
51.9

33.1

130.9

Total cash costs
2,650.9

2,823.8

10,551.9

Retrenchment costs
50.0

55.1

117.8

Rehabilitation and other non-cash costs
12.1

(20.4)

9.2

Production costs
2,713.0

2,858.5

10,678.9

Amortisation of mining assets
446.5

416.8

1,508.5

Total production costs
3,159.5

3,275.3

12,187.4

Inventory change
(67.9)

(32.9)

(121.6)

Operating profit
893.8

888.9

3,272.2

Corporate administration and other expenses *
44.7

48.9

174.7

Market development costs
31.6

10.0

81.7

Research and development
5.7

20.2

53.6

Exploration costs
50.8

109.7

309.3

Profit from operations
761.0

700.1

2,652.9

Finance costs
181.6

154.2

480.5

Unwinding of decommissioning obligation
(0.2)

0.9

2.4

Exchange (loss) / gain on transactions other than sales
(2.5)

18.3

23.7

Interest receivable
40.7

43.8

249.5

Growth in AngloGold Environmental Rehabilitation Trust
8.7

11.4

25.2

Income from associates before taxation
0.2

5.1

26.8

Profit on sale of assets
0.2

23.4

51.7

Profit before exceptional items
626.9

647.0

2,546.9

Loss on sale of mining assets
45.5

-

-

Impairment of mining assets
-

708.5

708.5

Amortisation of goodwill
55.2

39.0

135.3

Termination of retirement benefit plans
-

9.7

9.7

Profit / (loss) before taxation
526.2

(110.2)

1,693.4

Taxation
177.2

(25.3)

490.9

Normal taxation
149.2

106.2

534.2

Deferred taxation
- current
28.0

64.3

152.5

- exceptional items
-

(195.8)

(195.8)

Profit / (loss) after taxation
349.0

(84.9)

1,202.5

Minority interest
13.0

46.6

87.0

Net profit / (loss)
336.0

(131.5)

1,115.5

Headline earnings
The net profit / (loss) has been adjusted by the following
to arrive at headline earnings:
Net profit / (loss)
336.0

(131.5)

1,115.5

Loss on sale of mining assets
45.5

-

-

Impairment of mining assets
-

708.5

708.5

Deferred taxation on impairment of mining assets
-

(195.8)

(195.8)

Amortisation of goodwill
55.2

39.0

135.3

Termination of retirement benefit plans
-

9.7

9.7

Headline earnings
436.7

429.9

1,773.2

Earnings per ordinary share - cents
    - Basic
314

(123)

1,043

    - Headline
408

402

1,658

Dividends
    - Rm
1,498.2

    - cents per share
1,400
"The results have been prepared in accordance with International Accounting Standards."
* Includes retrenchment costs of R4.1m

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
US Dollar million
2001
2000
2000
Revenue
524.3

564.6

2,299.3

Gold income
509.2

542.8

2,208.1

Gold sales
503.1

542.8

2,208.1

Realised gain on hedging instruments
6.4

-

-

Unrealised loss on hedging activities
(0.3)

-

-

Cost of sales
395.1

426.4

1,739.5

Cash operating costs
332.0

367.1

1,502.5

Other cash costs
6.6

4.3

18.8

Total cash costs
338.6

371.4

1,521.3

Retrenchment costs
6.4

7.2

16.5

Rehabilitation and other non-cash costs
1.6

(2.7)

1.8

Production costs
346.6

375.9

1,539.6

Amortisation of mining assets
57.1

54.8

217.2

Total production costs
403.7

430.7

1,756.8

Inventory change
(8.6)

(4.3)

(17.3)

Operating profit
114.1

116.4

468.6

Corporate administration and other expenses *
5.7

6.4

25.3

Market development costs
4.0

1.4

12.0

Research and development costs
0.7

2.7

7.7

Exploration costs
6.5

14.4

44.0

Profit from operations
97.2

91.5

379.6

Finance costs
23.2

20.3

68.9

Unwinding of decommissioning obligation
-

0.1

0.4

Exchange (loss) / gain on transactions other than sales
(0.3)

2.4

3.0

Interest receivable
5.2

5.8

36.8

Growth in AngloGold Environmental Rehabilitation Trust
1.1

1.5

3.6

Income from associates before taxation
-

0.7

4.0

Profit on sale of assets
-

3.1

7.1

Profit before exceptional items
80.0

84.6

364.8

Loss on sale of mining assets
5.8

-

-

Impairment of mining assets
-

92.9

92.9

Amortisation of goodwill
7.1

5.1

19.4

Termination of retirement benefit plans
-

1.3

1.3

Profit / (loss) before taxation
67.1

(14.7)

251.2

Taxation
22.7

(3.2)

73.2

Normal taxation
19.1

14.0

77.8

Deferred taxation
- current
3.6

8.5

21.1

- exceptional items
-

(25.7)

(25.7)

Profit / (loss) after taxation
44.4

(11.5)

178.0

Minority interest
1.7

6.1

12.1

Net profit / (loss)
42.7

(17.6)

165.9

Headline earnings
The net profit / (loss) has been adjusted by the following
to arrive at headline earnings:
Net profit / (loss)
42.7

(17.6)

165.9

Loss on sale of mining assets
5.8

-

-

Impairment of mining assets
-

92.9

92.9

Deferred taxation on impairment of mining assets
-

(25.7)

(25.7)

Amortisation of goodwill
7.1

5.1

19.4

Termination of retirement benefit plans
-

1.3

1.3

Headline earnings
55.6

56.0

253.8

Earnings per ordinary share - cents
    - Basic
40

(16)

155

    - Headline
52

52

237

Dividends
    - $m
209.9

    - cents per share
196
"The results have been prepared in accordance with International Accounting Standards."
* Includes retrenchment costs of $0.5m

GROUP BALANCE SHEET
December
March
March
December
2000
2001
2001
2000
US Dollar million
SA Rand million
ASSETS
Non-current assets
2,661.3

2,404.7

Mining assets
19,267.8

20,159.2

403.4

369.4

Goodwill
2,959.9

3,055.7

19.5

17.8

Investments in associates
142.6

147.6

7.3

7.0

Other investments
56.0

55.3

47.3

45.8

AngloGold Environmental Rehabilitation Trust
366.9

358.2

49.8

50.3

Long-term loans
402.9

377.6

3,188.6

2,895.0

23,196.1

24,153.6

Current assets
191.8

187.4

Inventories
1,501.7

1,453.0

229.3

269.0

Trade and other receivables
2,155.5

1,736.6

-

175.1

Financial instruments
1,403.0

-

21.2

20.1

Current portion of long-term loans
161.3

160.7

194.9

167.3

Cash and cash equivalents
1,340.6

1,476.7

637.2

818.9

6,562.1

4,827.0

3,825.8

3,713.9

Total assets
29,758.2

28,980.6

EQUITY AND LIABILITIES
Share capital and reserves
1,049.6

992.9

Share capital and premium
7,955.8

7,951.1

62.7

47.2

Non-distributable reserves
379.4

474.2

-

108.6

Other comprehensive income
869.8

-

340.4

253.7

Retained earnings
2,032.9

2,578.5

1,452.7

1,402.4

Shareholders' equity
11,237.9

11,003.8

28.2

29.8

Minority interests
238.8

213.4

1,480.9

1,432.2

11,476.7

11,217.2

Non-current liabilities
710.3

865.0

Borrowings
6,930.7

5,380.8

15.8

14.9

Debentures
119.6

119.6

283.5

260.1

Provisions
2,084.0

2,147.7

552.8

518.8

Deferred taxation
4,156.7

4,187.3

1,562.4

1,658.8

13,291.0

11,835.4

Current liabilities
315.3

254.6

Trade and other payables
2,040.1

2,388.5

-

29.2

Financial instruments
233.8

-

430.4

283.1

Current portion of borrowings
2,268.2

3,260.6

36.8

56.0

Taxation
448.4

278.9

782.5

622.9

4,990.5

5,928.0

3,825.8

3,713.9

Total equity and liabilities
29,758.2
"The results have been prepared in accordance with International Accounting Standards."
28,980.6

GROUP CASH FLOW STATEMENT
Year
Quarter
Quarter
Year
ended
ended
ended
ended
December
March
March
December
2000
2001
2001
2000
US Dollar million
SA Rand million
Cash flows from operating activities
557.5

160.9

Cash generated from operations
1,259.3

3,897.5

36.8

5.2

Interest receivable
40.7

249.5

1.7

0.5

Dividends received from associates
3.8

11.8

(8.7)

-

Contribution to AngloGold Environmental Rehabilitation Trust
-

(59.3)

(68.9)

(16.0)

Finance costs
(125.2)

(480.5)

(94.3)

(26.1)

Mining and normal taxation paid
(203.9)

(639.5)

(309.5)

(91.8)

Dividends paid
(695.6)

(1,980.7)

114.6

32.7

Net cash inflow from operating activities
279.1

998.8

Cash flows from investing activities
(289.0)

(68.4)

Capital expenditure
(535.2)

(2,063.4)

7.7

-

Proceeds from sale of mining assets
0.3

54.5

(8.2)

-

Associate acquired
-

(55.4)

(1.6)

-

Other investments acquired
-

(11.0)

4.7

-

Proceeds from sale of investments
0.2

31.7

(345.2)

-

Through acquisition of subsidiaries
-

(2,528.0)

(7.7)

(1.9)

Loans advanced
(14.9)

(52.2)

19.2

-

Repayment of loans advanced
-

130.5

(620.0)

(70.3)

Net cash outflow from investing activities
(549.6)

(4,493.3)

Cash flows from financing activities
1.7

0.6

Proceeds from issue of share capital
4.7

11.8

(2.6)

-

Share issue expenses
-

(17.6)

373.0

22.1

Proceeds from borrowings
173.2

2,530.1

(111.9)

(13.8)

Repayment of borrowings
(108.1)

(759.3)

260.2

8.9

Net cash inflow from financing activities
69.8

1,765.0

(245.2)

(28.7)

Net decrease in cash and cash equivalents
(200.7)

(1,729.5)

(52.4)

1.1

Translation adjustment
64.6

175.2

492.5

194.9

Opening cash and cash equivalents
1,476.7

3,031.0

194.9

167.3

Closing cash and cash equivalents
1,340.6

1,476.7

Note to the Cash Flow Statement
Cash generated from operations
251.2

67.1

Profit before taxation
526.2

1,693.4

Adjusted for:
217.2

57.1

Amortisation of mining assets
446.5

1,508.5

2.3

1.5

Non-cash movements
12.1

15.9

68.9

23.2

Finance costs
181.6

480.5

0.4

-

Unwinding of decommissioning obligation
(0.2)

2.4

-

0.3

Unrealised loss on financial instruments
2.3

-

(36.8)

(5.2)

Interest receivable
(40.7)

(249.5)

(3.6)

(1.1)

Growth in AngloGold Environmental Rehabilitation Trust
(8.7)

(25.2)

(4.0)

-

Income from associates before taxation
(0.2)

(26.8)

(7.1)

-

Profit on sale of assets
(0.2)

(51.7)

-

5.8

Loss on sale of mining assets
45.5

-

92.9

-

Impairment of mining assets
-

708.5

19.4

7.1

Amortisation of goodwill
55.2

135.3

(43.3)

5.1

Movement in working capital
39.9

(293.8)

557.5

160.9

1,259.3

3,897.5

The following analyses the movement in working capital:
(35.5)

(13.4)

Increase in inventories
(104.5)

(240.8)

(43.1)

63.0

Decrease (increase) in trade and other receivables
492.8

(292.3)

35.3

(44.5)

(Decrease) increase in trade and other payables
(348.4)

239.3

(43.3)

5.1
"The results have been prepared in accordance with International Accounting Standards."
39.9

(293.8)

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION
*
7.96

7.97

7.82

36,992

41,098

168,524

VAAL RIVER
Great Noligwa Mine
11.54

13.06

12.32

7,563

7,829

30,204

Kopanang Mine
7.80

7.52

7.04

3,921

3,797

14,973

Tau Lekoa Mine
4.69

5.84

4.98

2,381

2,590

9,783

Surface Operations
0.61

0.80

0.60

810

903

2,827

ERGO
Ergo
0.26

0.24

0.24

2,848

2,448

9,969

FREE STATE
Bambanani Mine
7.78

7.76

7.15

3,116

3,184

13,717

Tshepong Mine
7.98

6.61

7.36

2,692

2,270

9,962

Matjhabeng Mine
6.92

6.91

7.19

1,707

2,440

11,444

Joel Mine
3.40

3.74

4.61

1,036

1,424

6,529

Surface Operations
0.87

0.91

0.92

838

649

2,591

WEST WITS
TauTona Mine
12.41

11.60

11.30

4,683

4,772

18,643

Savuka Mine
8.14

8.92

8.39

1,764

2,267

8,468

Mponeng Mine
6.91

7.00

8.05

2,553

2,521

12,489

Elandsrand Mine
6.13

6.10

6.37

620

2,593

11,008

Deelkraal Mine
7.55

8.38

7.17

417

1,288

5,434

Surface Operations
1.03

0.86

0.85

44

124

483

AFRICAN REGION
4.12

3.81

3.21

6,046

4,117

11,388

Navachab
2.04

1.96

1.82

646

671

2,399

Sadiola - Attributable 38%
3.02

3.14

3.56

1,541

1,684

7,227

Morila - Attributable 40%
8.41

8.81

8.81

1,984

1,762

1,762

Geita - Attributable 50%
4.64

-

-

1,875

-

-

NORTH AMERICAN REGION
1.12

1.52

1.43

3,893

4,484

15,426

Cripple Creek & Victor J.V.
0.48

0.72

0.75

1,572

2,004

7,702

Jerritt Canyon J.V. - Attributable 70%
9.84

15.58

13.93

2,321

2,480

7,724

SOUTH AMERICAN REGION
7.52

7.95

8.04

3,325

3,804

13,657

Morro Velho
6.07

7.23

6.79

1,540

2,094

6,558

Serra Grande - Attributable 50%
8.18

7.87

8.15

741

724

2,999

Cerro Vanguardia - Attributable 46.25%
10.69

10.16

11.22

1,044

986

4,101

AUSTRALASIAN REGION
2.05

1.94

1.75

4,121

4,403

16,300

Sunrise Dam
5.03

4.39

3.87

2,302

2,037

7,011

Boddington - Attributable 33.33%
0.83

0.76

0.82

600

579

2,394

Tanami - Attributable 40%
1.89

2.44

2.59

244

369

1,493

Union Reefs
1.39

1.68

1.40

976

1,176

3,939

Brocks Creek
-

1.21

1.26

-

243

1,463

ANGLOGOLD GROUP
54,377

57,906

225,295

* Yield excludes surface operations

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
50,715

50,785

48,395

56,441

55,645

53,189

VAAL RIVER
Great Noligwa Mine
35,178

31,002

31,966

36,956

32,446

33,893

Kopanang Mine
47,557

47,796

48,027

51,301

51,219

51,480

Tau Lekoa Mine
50,087

47,836

48,166

56,681

55,094

54,555

Surface Operations
36,300

34,392

38,523

36,302

34,392

38,523

ERGO
Ergo
52,415

57,650

53,818

57,072

65,576

62,114

FREE STATE
Bambanani Mine
61,559

66,919

60,558

67,201

70,687

64,553

Tshepong Mine
50,301

63,003

52,607

58,332

70,449

60,306

Matjhabeng Mine
71,032

73,332

63,754

93,137

88,212

70,701

Joel Mine
102,157

78,912

64,085

127,876

86,214

72,172

Surface Operations
37,834

42,955

49,635

38,046

43,996

50,705

WEST WITS
TauTona Mine
41,687

37,553

38,288

45,089

40,508

40,991

Savuka Mine
67,173

53,146

54,927

75,742

56,674

58,375

Mponeng Mine
63,654

66,470

53,000

71,397

73,370

59,517

Elandsrand Mine
90,300

68,792

62,597

90,373

75,232

68,847

Deelkraal Mine
82,790

66,006

65,200

83,180

78,974

75,763

Surface Operations
6,134

69,261

54,605

6,134

70,704

55,196

AFRICAN REGION
31,216

25,689

27,818

47,549

39,381

39,238

Navachab
43,863

39,847

42,249

47,412

44,720

47,472

Sadiola - Attributable 38%
32,591

29,533

25,393

49,327

43,975

37,632

Morila - Attributable 40%
22,535

21,627

21,627

42,248

37,892

37,892

Geita - Attributable 50%
35,392

-

-

52,152

-

-

NORTH AMERICAN REGION
53,149

51,910

45,099

72,966

73,661

65,713

Cripple Creek & Victor J.V.
42,519

42,870

39,340

64,827

67,400

62,300

Jerritt Canyon J.V. - Attributable 70%
58,437

59,301

48,730

76,561

78,805

68,645

SOUTH AMERICAN REGION
36,915

39,365

35,367

54,627

44,122

47,920

Morro Velho
32,907

33,393

30,169

47,484

43,955

41,231

Serra Grande - Attributable 50%
27,762

30,281

25,043

43,217

45,783

38,287

Cerro Vanguardia - Attributable 46.25%
36,359

41,593

32,742

59,093

64,179

51,365

AUSTRALASIAN REGION
50,534

48,673

50,436

61,439

61,172

60,392

Sunrise Dam
33,158

37,244

38,466

44,893

49,694

51,192

Boddington - Attributable 33.33%
51,879

50,884

48,122

60,587

54,600

51,449

Tanami - Attributable 40%
106,707

65,126

63,931

114,240

75,246

70,261

Union Reefs
48,534

55,896

61,363

58,239

63,728

69,344

Brocks Creek
-

40,788

43,799

-

47,600

51,504

ANGLOGOLD GROUP
48,457

48,255

46,404

57,537

55,454

53,334

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SA Rand / Metric
Productivity per employee - g
Operating profit - Rm
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
264

278

267

270.3

264.9

941.0

Kopanang Mine
168

162

160

82.7

59.8

204.3

Tau Lekoa Mine
186

201

194

32.5

36.3

109.8

Surface Operations
512

567

441

30.2

32.3

78.3

ERGO
Ergo
-
-
-
29.5

6.1

27.0

FREE STATE
Bambanani Mine
142

141

149

20.5

(7.3)

3.2

Tshepong Mine
190

164

176

48.7

(3.7)

43.7

Matjhabeng Mine
130

123

122

(29.9)

(21.9)

(24.4)

Joel Mine
84

113

122

(32.4)

(14.3)

34.0

Surface Operations
726

254

249

32.2

23.3

83.1

WEST WITS
TauTona Mine
245

259

250

112.6

124.2

446.7

Savuka Mine
137

183

169

(0.1)

28.7

64.2

Mponeng Mine
153

155

190

(10.9)

(21.6)

58.4

Elandsrand Mine
104

146

153

(14.0)

(19.9)

(40.7)

Deelkraal Mine
123

123

126

(6.4)

(5.6)

(48.1)

Surface Operations
-

-

-

2.8

3.5

12.7

AFRICAN REGION
Navachab
623

657

570

12.5

15.5

44.0

Sadiola - Attributable 38%
2,335

1,782

1,930

35.9

51.8

218.8

Morila - Attributable 40%
4,714

4,736

4,736

48.7

49.4

49.4

Geita - Attributable 50%
2,029

-

-

36.5

-

-

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
1,910

1,914

1,886

26.2

35.4

93.7

Jerritt Canyon J.V. - Attributable 70%
2,565

2,706

1,986

10.9

11.9

46.0

SOUTH AMERICAN REGION
Morro Velho
367

496

426

63.6

65.0

201.4

Serra Grande - Attributable 50%
946

931

968

30.8

28.4

105.2

Cerro Vanguardia - Attributable 46.25%
1,898

2,054

2,100

17.0

19.5

91.6

AUSTRALASIAN REGION
Sunrise Dam
2,222

2,209

2,292

60.0

51.6

187.8

Boddington - Attributable 33.33%
1,694

1,644

1,706

6.5

10.7

42.1

Tanami - Attributable 40%
934

1,238

1,279

(11.6)

(0.2)

5.7

Union Reefs
1,685

1,744

1,391

2.1

13.2

25.9

Brocks Creek
-

2,210

2,103

(0.2)

2.7

22.4

Regional corporate costs and
other non-mining subsidiaries
(13.4)

49.2

145.0

ANGLOGOLD GROUP
  893.8

  888.9
            3,272.2

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION
*
 0.232

 0.232

 0.228

1,190

1,321

5,418

VAAL RIVER
Great Noligwa Mine
 0.337

 0.381

 0.359

 243

 252

 971

Kopanang Mine
 0.228

 0.219

 0.205

 126

 122

 481

Tau Lekoa Mine
 0.137

 0.170

 0.145

 77

 83

 315

Surface Operations
 0.018

 0.023

 0.017

 26

 29

 90

ERGO
Ergo
 0.007

 0.007

 0.007

 92

 79

 321

FREE STATE
Bambanani Mine
 0.227

 0.226

 0.208

 100

 102

 441

Tshepong Mine
 0.233

 0.193

 0.215

 87

 73

 320

Matjhabeng Mine
 0.202

 0.202

 0.210

 55

 78

 368

Joel Mine
 0.099

 0.109

 0.135

 33

 46

 210

Surface Operations
 0.025

 0.026

 0.027

 27

 21

 83

WEST WITS
TauTona Mine
 0.362

 0.338

 0.330

 151

 153

 599

Savuka Mine
 0.237

 0.260

 0.245

 57

 73

 272

Mponeng Mine
 0.202

 0.204

 0.235

 82

 81

 402

Elandsrand Mine
 0.179

 0.178

 0.186

 20

 83

 355

Deelkraal Mine
 0.220

 0.244

 0.209

 13

 41

 175

Surface Operations
 0.030

 0.025

 0.025

 1

 4

 16

AFRICAN REGION
 0.120

 0.111

 0.094

 194

 132

 366

Navachab
 0.060

 0.057

 0.053

 21

 22

 77

Sadiola - Attributable 38%
 0.088

 0.092

 0.104

 50

 54

 232

Morila - Attributable 40%
 0.245

 0.257

 0.257

 64

 57

 57

Geita - Attributable 50%
 0.135

-

-

 60

-

-

NORTH AMERICAN REGION
 0.033

 0.044

 0.042

 125

 144

 496

Cripple Creek & Victor J.V.
 0.014

 0.021

 0.022

 51

 64

 248

Jerritt Canyon J.V. - Attributable 70%
 0.287

 0.454

 0.406

 75

 80

 248

SOUTH AMERICAN REGION
 0.219

 0.232

 0.235

 107

 122

 439

Morro Velho
 0.177

 0.211

 0.198

 50

 67

 211

Serra Grande - Attributable 50%
 0.239

 0.230

 0.238

 24

 23

 96

Cerro Vanguardia - Attributable 46.25%
 0.312

 0.296

 0.327

 34

 32

 132

AUSTRALASIAN REGION
 0.060

 0.056

 0.051

 132

 142

 524

Sunrise Dam
 0.147

 0.128

 0.113

 74

 65

 225

Boddington - Attributable 33.33%
 0.024

 0.022

 0.024

 19

 19

 77

Tanami - Attributable 40%
 0.055

 0.071

 0.076

 8

 12

 48

Union Reefs
 0.040

 0.049

 0.041

 31

 38

 127

Brocks Creek
-

 0.035

 0.037

-

 8

 47

ANGLOGOLD GROUP
1,749

1,862

7,243

* Yield excludes surface operations

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
 202

 208

 217

 224

 228

 239

VAAL RIVER
Great Noligwa Mine
 140

 127

 144

 147

 133

 152

Kopanang Mine
 189

 195

 215

 204

 209

 231

Tau Lekoa Mine
 199

 196

 216

 225

 225

 244

Surface Operations
 144

 140

 172

 144

 140

 172

ERGO
Ergo
 208

 236

 242

 227

 268

 279

FREE STATE
Bambanani Mine
 245

 273

 272

 267

 289

 290

Tshepong Mine
 200

 258

 236

 232

 288

 270

Matjhabeng Mine
 282

 301

 287

 370

 362

 317

Joel Mine
 406

 323

 288

 509

 352

 324

Surface Operations
 150

 178

 227

 151

 178

 231

WEST WITS
TauTona Mine
 166

 154

 172

 179

 166

 184

Savuka Mine
 267

 218

 247

 301

 233

 262

Mponeng Mine
 253

 271

 238

 284

 300

 267

Elandsrand Mine
 362

 282

 281

 363

 308

 309

Deelkraal Mine
 331

 271

 294

 333

 324

 341

Surface Operations
 28

 269

 248

 28

 269

 248

AFRICAN REGION
 124

 105

 124

 189

 161

 174

Navachab
 174

 163

 189

 188

 183

 213

Sadiola - Attributable 38%
 130

 121

 114

 196

 180

 169

Morila - Attributable 40%
 90

 88

 88

 168

 154

 154

Geita - Attributable 50%
 141

-

-

 207

-

-

NORTH AMERICAN REGION
211

212

200

290

301

292

Cripple Creek & Victor J.V.
 169

 175

 175

 257

 276

 278

Jerritt Canyon J.V. - Attributable 70%
 232

 243

 215

 304

 322

 303

SOUTH AMERICAN REGION
147

160

144

217

180

195

Morro Velho
 131

 136

 134

 189

 180

 183

Serra Grande - Attributable 50%
 110

 124

 112

 172

 187

 171

Cerro Vanguardia - Attributable 46.25%
 144

 170

 146

 235

 262

 229

AUSTRALASIAN REGION
201

199

226

244

250

270

Sunrise Dam
 132

 152

 172

 178

 203

 229

Boddington - Attributable 33.33%
 206

 208

 216

 241

 223

 232

Tanami - Attributable 40%
 423

 267

 286

 453

 308

 314

Union Reefs
 193

 229

 274

 231

 261

 310

Brocks Creek
-

 167

 201

-

 195

 238

ANGLOGOLD GROUP
193

197

213

229

226

245

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
US Dollar / Imperial
Productivity per employee - oz
Operating profit - $m
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
8.49

8.95

8.58

34.6

34.9

134.5

Kopanang Mine
5.39

5.22

5.15

10.6

7.9

29.5

Tau Lekoa Mine
5.99

6.48

6.23

4.2

4.8

15.5

Surface Operations
16.45

18.23

14.18

3.9

4.3

11.1

ERGO
Ergo
-
-
-
3.8

0.8

3.9

FREE STATE
Bambanani Mine
4.57

4.54

4.80

2.5

(1.0)

0.5

Tshepong Mine
6.10

5.27

5.65

6.2

(0.5)

6.4

Matjhabeng Mine
4.17

3.95

3.92

(3.8)

(3.0)

(3.1)

Joel Mine
2.71

3.64

3.92

(4.1)

(1.8)

5.2

Surface Operations
23.35

8.18

8.00

4.1

3.1

11.9

WEST WITS
TauTona Mine
7.89

8.34

8.05

14.4

16.2

63.7

Savuka Mine
4.40

5.90

5.43

-

3.7

8.9

Mponeng Mine
4.93

4.99

6.10

(1.4)

(2.8)

9.7

Elandsrand Mine
3.34

4.70

4.92

(1.8)

(2.7)

(5.6)

Deelkraal Mine
3.97

3.95

4.05

(0.8)

(0.7)

(7.0)

Surface Operations
-

-

-

0.4

0.5

1.8

AFRICAN REGION
Navachab
20.03

21.14

18.32

1.6

2.0

6.3

Sadiola - Attributable 38%
75.08

57.31

62.06

4.6

6.9

31.4

Morila - Attributable 40%
151.55

152.27

152.27

6.3

6.5

6.5

Geita - Attributable 50%
65.23

-

-

4.7

-

-

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
61.40

61.54

60.63

3.3

4.5

12.8

Jerritt Canyon J.V. - Attributable 70%
82.47

87.00

69.42

1.5

1.4

6.5

SOUTH AMERICAN REGION
Morro Velho
11.79

15.94

13.69

8.0

8.7

29.1

Serra Grande - Attributable 50%
30.41

29.94

31.12

3.9

3.8

15.0

Cerro Vanguardia - Attributable 46.25%
61.01

66.04

67.50

2.2

2.6

14.2

AUSTRALASIAN REGION
Sunrise Dam
71.44

71.02

73.69

7.5

6.9

26.9

Boddington - Attributable 33.33%
54.45

52.86

54.86

0.9

1.4

6.1

Tanami - Attributable 40%
30.03

39.79

41.13

(1.5)

(0.1)

0.7

Union Reefs
54.17

56.08

44.71

0.1

1.8

3.5

Brocks Creek
-

71.05

67.60

-

0.3

3.3

Regional corporate costs and
other non-mining subsidiaries
(1.7)

6.0

19.4

ANGLOGOLD GROUP
114.1
116.4
468.6

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2001
Statistics are shown in metric units
Advance
Sampled
metres    metres         channel
gold
uranium
width
g/t    cm.g/t
kg/t   cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,977

286

112.80

50.27

5,671

2.18

245.42

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
8,062

1,203

15.40

113.70

1,751

4.42

68.09

"C" reef
-

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
4,025

850

92.10

12.84

1,183

0.25

22.80

Moab Khotsong Mine
Vaal reef
2,165

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
3,145

212

100.90

32.01

3,230

0.01

1.44

Bambanani West Shaft
Basal reef
-

-

-

-

-

-

-

Tshepong North
Basal reef
5,792

700

16.90

104.14

1,760

2.20

37.24

"B" reef
20

12

70.30

34.11

2,398

0.51

36.17

Tshepong South
Basal reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
752

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
818

243

99.80

8.99

897

-

-

Beatrix VS 5 Composite reef
16

-

-

-

-

-

-

VS 5 Composite reef
-

-

-

-

-

-

-

Taung North Shaft
Beatrix reef
-

-

-

-

-

-

-

Beatrix VS 5 Composite reef
63

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
296

-

-

-

-

-

-

Carbon Leader reef
4,039

130

19.00

98.84

1,878

1.13

21.53

Savuka Mine
Ventersdorp Contact reef
296

34

58.50

25.54

1,494

0.01

0.85

Carbon Leader reef
354

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
6,233

1,006

91.20

18.97

1,730

-

-

Elandsrand
Ventersdorp Contact reef
-

-

-

-

-

-

-

Deelkraal
Ventersdorp Contact reef
-

-

-

-

-

-

-

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2001
Statistics are shown in imperial units
Advance
Sampled
feet        feet
channel
gold
uranium
width
oz/t     ft.oz/t
lb/t    ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
16,330

938

44.41

1.47

5.43

4.36

16.14

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
26,450

3,947

6.06

3.32

1.68

8.84

4.47

"C" reef
-

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
13,206

2,789

36.26

0.37

1.13

0.50

1.51

Moab Khotsong Mine
Vaal reef
7,103

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
10,319

696

39.72

0.93

3.09

0.02

0.07

Bambanani West Shaft
Basal reef
-

-

-

-

-

-

-

Tshepong North
Basal reef
19,002

2,297

6.65

3.04

1.68

4.40

2.44

"B" reef
65

39

27.68

0.99

2.29

1.02

2.35

Tshepong South
Basal reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
2,467

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
2,682

797

39.29

0.26

0.86

-

-

Beatrix VS 5 Composite reef
52

-

-

-

-

-

-

VS 5 Composite reef
-

-

-

-

-

-

-

Taung North Shaft
Beatrix reef
-

-

-

-

-

-

-

Beatrix VS 5 Composite reef
207

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
972

-

-

-

-

-

-

Carbon Leader reef
13,251

427

7.48

2.88

1.80

2.26

1.41

Savuka Mine
Ventersdorp Contact reef
972

112

23.03

0.74

1.43

0.02

0.04

Carbon Leader reef
1,162

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
20,448

3,301

35.91

0.55

1.66

-

-

Elandsrand
Ventersdorp Contact reef
-

-

-

-

-

-

-

Deelkraal
Ventersdorp Contact reef
-

-

-

-

-

-

-

(plus footwall bands)

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2001
2000
2000
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
84

80

129

Depth to date (below collar)
2,623

2,540

2,540

Rock / ventilation sub-vertical shaft
Advance
-

-

-

Depth to date
939

939

939

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Advance
-

4

159

Depth to date (below collar)
1,453

1,453

1,453

MPONENG MINE
Sub Shaft 1
Advance
-

-

-

Depth to date
1,209

1,209

1,209

Station cutting
-

-

-

Sub Shaft Vent Shaft Deepening
Advance
23

4

4

Depth to date
27

4

4

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2001
2000
2000
Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
274

263

423

Depth to date (below collar)
8,607

8,333

8,333

Rock / ventilation sub-vertical shaft
Advance
-

-

-

Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Advance
-

11

523

Depth to date (bellow collar)
4,766

4,766

4,766

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Advance
-

-

-

Depth to date
3,965

3,965

3,965

Station cutting
-

-

-

Sub Shaft Vent Shaft Deepening
Advance
76

13

13

Depth to date
89

13

13

CAPITAL EXPENDITURE
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
CAPITAL EXPENDITURE
SA Rand million
US Dollar million
SOUTH AFRICAN REGION
160.7

377.8

1,016.1

20.4

49.8

144.2

VAAL RIVER
Great Noligwa Mine
2.0

13.2

22.2

0.3

1.7

3.0

Kopanang Mine
3.7

18.4

36.3

0.4

2.5

5.2

Tau Lekoa Mine
4.3

12.1

22.0

0.5

1.6

3.0

Moab Khotsong
75.8

96.7

317.7

9.7

12.7

45.5

ERGO
Ergo
0.5

3.9

3.9

0.1

0.5

0.5

FREE STATE
Bambanani Mine
4.7

13.5

18.1

0.6

1.8

2.6

Tshepong Mine
-

-

0.4

-

-

0.1

Matjhabeng Mine
-

-

-

-

-

-

Joel Mine
6.4

87.3

200.3

0.8

11.5

28.0

Surface Operations
(2.9)

-

-

(0.4)

-

-

WEST WITS
TauTona Mine
7.9

23.7

42.1

1.0

3.2

5.9

Savuka Mine
-

3.4

7.6

-

0.4

1.0

Mponeng Mine
46.5

68.2

203.3

5.9

9.0

28.9

Elandsrand Mine
11.8

34.8

131.3

1.5

4.6

18.9

Deelkraal Mine
-

2.6

10.9

-

0.3

1.6

Surface Operations
-

-

-

-

-

-

AFRICAN REGION
89.7

323.1

376.7

11.4

42.4

50.3

Navachab
0.9

0.2

1.1

0.1

-

0.1

Sadiola - Attributable 38%
5.9

8.0

26.3

0.8

1.0

3.8

Morila - Attributable 40%
31.8

76.6

110.8

4.1

10.0

15.0

Geita - Attributable 50%
29.2

-

-

3.7

-

-

Yatela
21.9

238.3

238.5

2.7

31.4

31.4

NORTH AMERICAN REGION
108.3

71.5

255.9

13.8

9.4

36.6

Cripple Creek & Victor J.V.
83.9

43.2

141.7

10.7

5.7

20.3

Jerritt Canyon J.V. - Attributable 70%
23.7

27.9

110.6

3.0

3.7

15.9

Exploration
0.7

0.4

3.6

0.1

-

0.4

SOUTH AMERICAN REGION
50.2

36.9

122.5

6.4

4.8

17.5

Morro Velho
20.4

19.2

73.6

2.6

2.5

10.4

Serra Grande - Attributable 50%
3.5

5.4

19.6

0.4

0.7

2.8

Cerro Vanguardia - Attributable 46.25%
17.0

5.7

5.7

2.2

0.8

0.8

Minorities and exploration
9.3

6.6

23.6

1.2

0.8

3.5

AUSTRALASIAN REGION
120.3

113.3

225.6

15.4

14.9

31.4

Sunrise Dam
110.7

108.7

194.1

14.2

14.3

26.8

Boddington - Attributable 33.33%
1.5

2.7

13.9

0.2

0.4

2.0

Tanami - Attributable 40%
1.7

2.1

8.9

0.2

0.3

1.3

Union Reefs
1.0

(0.6)

6.1

0.1

(0.1)

0.8

Brocks Creek
0.2

0.1

2.1

-

-

0.3

Exploration
5.2

0.3

0.5

0.7

-

0.2

Other non-mining subsidiaries
5.9

24.2

66.6

0.9

2.7

9.0

Recoupments
(0.3)

(8.7)

(54.5)

-

(1.1)

(7.7)

ANGLOGOLD GROUP TOTAL
534.9

938.0

2,008.9

68.4

122.9

281.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
95

109

430

1,025

1,174

4,628

Milled - 000
- tonnes /
- tons
- reef
656

600

2,451

723

661

2,702

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
656

600

2,451

723

661

2,702

Yield
- g/t
/
- oz/t
- reef
11.54

13.06

12.32

0.337

0.381

0.359

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
11.54

13.06

12.32

0.337

0.381

0.359

Gold produced
- kg
/
- oz 000 - reef
7,563

7,829

30,204

243

252

971

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
7,563

7,829

30,204

243

252

971

Revenue
- R/kg
/
- $/oz
- sold
71,850

67,071

64,645

284

274

289

Total cash costs
- R
/
- $
- ton milled
406

405

394

47

48

52

- R/kg
/
- $/oz
- produced
35,178

31,002

31,966

140

127

144

PRODUCTIVITY
per employee
- g
/
- oz
- target
 236

 267

 273

7.6

8.58

8.77

- actual
 264

 278

 267

8.49

8.95

8.58

per employee
- m2
/
- ft2
- target
 3.44

 4.28

 4.09

36.98

46.07

44.02

- actual
 3.32

 3.88

 3.80

35.77

41.73

40.87

FINANCIAL RESULTS ( MILLION)
Gold sales
543.7

518.4

1,946.1

69.4

68.2

279.7

Cost of sales
273.4

253.5

1,005.1

34.8

33.3

145.2

Cash operating costs
264.2

241.2

960.1

33.7

31.7

138.7

Other cash costs
1.9

1.5

5.4

0.2

0.2

0.8

Total cash costs
266.1

242.7

965.5

33.9

31.9

139.5

Retrenchment costs
0.7

0.6

2.7

0.1

0.1

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
266.8

243.3

968.2

34.0

32.0

139.9

Amortisation of mining assets
12.7

10.7

55.5

1.6

1.4

8.1

Inventory change
(6.1)

(0.5)

(18.6)

(0.8)

(0.1)

(2.8)

Operating profit
270.3

264.9

941.0

34.6

34.9

134.5

Capital expenditure
- mining direct
1.4

9.9

16.4

0.2

1.3

2.2

- other
0.6

3.3

5.8

0.1

0.4

0.8

- recoupments
-

-

0.1

-

-

-

Net capital expenditure
2.0

13.2

22.3

0.3

1.7

3.0

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
99

112

446

1,061

1,204

4,804

Milled - 000
- tonnes /
- tons
- reef
503

505

2,127

554

557

2,345

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
503

505

2,127

554

557

2,345

Yield
- g/t
/
- oz/t
- reef
7.80

7.52

7.04

0.228

0.219

0.205

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.80

7.52

7.04

0.228

0.219

0.205

Gold produced
- kg
/
- oz 000 - reef
3,921

3,797

14,973

126

122

481

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,921

3,797

14,973

126

122

481

Revenue
- R/kg
/
- $/oz
- sold
71,629

67,259

64,582

285

275

290

Total cash costs
- R
/
- $
- ton milled
371

359

338

43

43

44

- R/kg
/
- $/oz
- produced
47,557

47,796

48,027

189

195

215

PRODUCTIVITY
per employee
- g
/
- oz
- target
 159

 175

 169

5.11

5.64

5.44

- actual
 168

 162

 160

5.39

5.22

5.15

per employee
- m2
/
- ft2
- target
 4.80

 4.90

 4.72

51.65

52.75

50.83

- actual
 4.21

 4.78

 4.78

45.34

 51.50

51.41

FINANCIAL RESULTS ( MILLION)
Gold sales
281.1

251.9

963.6

35.9

33.1

139.2

Cost of sales
198.4

192.1

759.3

25.3

25.2

109.7

Cash operating costs
185.0

180.5

715.2

23.6

23.7

103.3

Other cash costs
1.5

1.0

3.9

0.2

0.1

0.4

Total cash costs
186.5

181.5

719.1

23.8

23.8

103.7

Retrenchment costs
0.5

0.3

2.0

0.1

-

0.3

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
187.0

181.8

721.1

23.9

23.8

104.0

Amortisation of mining assets
14.2

12.7

49.7

1.8

1.7

7.3

Inventory change
(2.8)

(2.4)

(11.5)

(0.4)

(0.3)

(1.6)

Operating profit
82.7

59.8

204.3

10.6

7.9

29.5

Capital expenditure
- mining direct
3.3

14.0

30.6

0.4

1.9

4.4

- other
0.4

4.4

5.7

-

0.6

0.8

- recoupments
-

-

-

-

-

-

Net capital expenditure
3.7

18.4

36.3

0.4

2.5

5.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
93

102

388

1,002

1,093

4,179

Milled - 000
- tonnes /
- tons
- reef
508

444

1,963

560

489

2,163

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
508

444

1,963

560

489

2,163

Yield
- g/t
/
- oz/t
- reef
4.69

5.84

4.98

0.137

0.170

0.145

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
4.69

5.84

4.98

0.137

0.170

0.145

Gold produced
- kg
/
- oz 000 - reef
2,381

2,590

9,783

77

83

315

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,381

2,590

9,783

77

83

315

Revenue
- R/kg
/
- $/oz
- sold
71,508

67,352

64,762

284

275

289

Total cash costs
- R
/
- $
- ton milled
235

279

240

27

33

31

- R/kg
/
- $/oz
- produced
50,087

47,836

48,166

199

196

216

PRODUCTIVITY
per employee
- g
/
- oz
- target
 180

 188

 184

5.79

6.05

5.91

- actual
 186

 201

 194

5.99

6.48

6.23

per employee
- m2
/
- ft2
- target
 7.30

 7.59

 7.28

78.54

81.74

78.35

- actual
 7.29

 7.90

 7.70

78.43

 85.00

82.84

FINANCIAL RESULTS ( MILLION)
Gold sales
170.5

172.1

631.3

21.8

22.6

90.7

Cost of sales
138.0

135.8

521.5

17.6

17.8

75.2

Cash operating costs
118.3

123.2

468.3

15.1

16.2

67.5

Other cash costs
1.0

0.7

2.9

0.1

0.1

0.4

Total cash costs
119.3

123.9

471.2

15.2

16.3

67.9

Retrenchment costs
0.4

0.9

2.2

0.1

0.1

0.3

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
119.7

124.8

473.4

15.3

16.4

68.2

Amortisation of mining assets
15.3

17.9

60.3

1.9

2.3

8.7

Inventory change
3.0

(6.9)

(12.2)

0.4

(0.9)

(1.7)

Operating profit
32.5

36.3

109.8

4.2

4.8

15.5

Capital expenditure
- mining direct
4.1

10.8

19.8

0.5

1.4

2.7

- other
0.2

1.3

2.2

-

0.2

0.3

- recoupments
-

-

-

-

-

-

Net capital expenditure
4.3

12.1

22.0

0.5

1.6

3.0

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/ - ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
32

34

44

35

37

49

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1,305

1,097

4,679

1,438

1,210

5,158

 - total
1,337

1,131

4,723

1,473

1,247

5,207

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
1.55

2.96

3.12

0.045

0.086

0.091

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.58

0.73

0.57

0.017

0.021

0.017

 - average
0.61

0.80

0.60

0.018

0.023

0.017

Gold produced
- kg
/ - oz 000 - reclamation from rehabilitation
50

100

138

2

3

4

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
760

803

2,689

24

26

86

 - total
810

903

2,827

26

29

90

Revenue
- R/kg
/ - $/oz
- sold
71,493

67,348

64,558

284

275

288

Total cash costs *
- R
/ - $
- ton milled
21

25

22

2

3

3

- R/kg
/ - $/oz
- produced
36,300

34,392

38,523

144

140

172

PRODUCTIVITY
per employee
- g
/ - oz
- target
 321

 413

 416

10.33

13.27

13.36

- actual
 512

 567

 441

16.45

18.23

14.18

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold sales
57.8

59.9

181.9

7.4

7.9

26.0

Cost of sales
27.6

27.6

103.6

3.5

3.6

14.9

Cash operating costs
27.5

27.5

103.3

3.5

3.6

14.9

Other cash costs
0.1

0.1

0.3

-

-

-

Total cash costs
27.6

27.6

103.6

3.5

3.6

14.9

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
27.6

27.6

103.6

3.5

3.6

14.9

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
30.2

32.3

78.3

3.9

4.3

11.1

Capital expenditure
Moab Khotsong
- mining direct
75.8

96.7

317.7

9.7

12.7

45.5

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
75.8

96.7

317.7

9.7

12.7

45.5

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes / - tons
- 000
11,142

10,351

42,187

12,282

11,410

46,503

Yield
- g/t
/ - oz/t
0.26

0.24

0.24

0.007

0.007

0.007

Gold produced
- kg
/ - oz 000
2,848

2,448

9,969

92

79

321

Revenue
- R/kg
/ - $/oz
- sold
71,462

67,130

64,425

285

274

289

Total cash costs
- R
/ - $
- ton treated
13

14

13

2

2

2

- R/kg
/ - $/oz
- produced
52,415

57,650

53,818

208

236

242

FINANCIAL RESULTS (MILLION)
Gold sales
185.8

162.8

640.8

23.8

21.4

92.5

Cost of sales
156.3

156.7

613.8

20.0

20.6

88.6

Cash operating costs
148.7

140.4

534.0

19.0

18.5

77.1

Other cash costs
0.5

0.7

2.5

0.1

0.1

0.4

Total cash costs
149.2

141.1

536.5

19.1

18.6

77.5

Retrenchment costs
0.3

-

0.4

-

-

-

Rehabilitation and other non-cash costs
4.5

0.9

6.1

0.6

0.1

0.9

Production costs
154.0

142.0

543.0

19.7

18.7

78.4

Amortisation of mining assets
8.4

18.5

76.2

1.1

2.4

11.0

Inventory change
(6.1)

(3.8)

(5.4)

(0.8)

(0.5)

(0.8)

Operating profit
29.5

6.1

27.0

3.8

0.8

3.9

Capital expenditure
- mining direct
0.5

1.4

1.4

0.1

0.2

0.2

- other
-

2.5

2.5

-

0.3

0.3

- recoupments
-

(5.4)

(5.4)

-

(0.7)

(0.7)

Net capital expenditure
0.5

(1.5)

(1.5)

0.1

(0.2)

(0.2)

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
68

86

345

731

923

3,708

Milled - 000
- tonnes /
- tons
- reef
401

410

1,919

442

452

2,116

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
401

410

1,919

442

452

2,116

Yield
- g/t
/
- oz/t
- reef
7.78

7.76

7.15

0.227

0.226

0.208

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.78

7.76

7.15

0.227

0.226

0.208

Gold produced
- kg
/
- oz 000 - reef
3,116

3,184

13,717

100

102

441

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,116

3,184

13,717

100

102

441

Revenue
- R/kg
/
- $/oz
- sold
71,854

67,835

65,172

284

278

293

Total cash costs
- R
/
- $
- ton milled
479

520

433

55

62

57

- R/kg
/
- $/oz
- produced
61,559

66,919

60,558

245

273

272

PRODUCTIVITY
per employee
- g
/
- oz
- target
151

183

179

4.87

5.88

5.75

- actual
142

141

149

4.57

4.54

4.80

per employee
- m2
/
- ft2
- target
3.37

3.91

3.74

36.31

42.11

40.25

- actual
3.10

3.80

3.75

33.33

40.90

40.34

FINANCIAL RESULTS (MILLION)
Gold sales
224.2

215.1

893.1

28.6

28.3

129.1

Cost of sales
203.7

222.4

889.9

26.1

29.3

128.6

Cash operating costs
190.5

212.0

836.1

24.3

27.9

120.7

Other cash costs
1.4

1.1

(5.4)

0.2

0.1

(0.8)

Total cash costs
191.9

213.1

830.7

24.5

28.0

119.9

Retrenchment costs
6.7

2.2

9.9

0.9

0.3

1.4

Rehabilitation and other non-cash costs
-

-

(0.3)

-

-

-

Production costs
198.6

215.3

840.3

25.4

28.3

121.3

Amortisation of mining assets
10.8

9.8

45.2

1.4

1.3

6.6

Inventory change
(5.7)

(2.7)

4.4

(0.7)

(0.3)

0.7

Operating profit
20.5

(7.3)

3.2

2.5

(1.0)

0.5

Capital expenditure
- mining direct
4.7

13.5

18.1

0.6

1.8

2.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
4.7

13.5

18.1

0.6

1.8

2.6

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
93

103

387

1,000

1,107

4,162

Milled - 000
- tonnes /
- tons
- reef
337

343

1,354

372

378

1,493

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
337

343

1,354

372

378

1,493

Yield
- g/t
/
- oz/t
- reef
7.98

6.61

7.36

0.233

0.193

0.215

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.98

6.61

7.36

0.233

0.193

0.215

Gold produced
- kg
/
- oz 000 - reef
2,692

2,270

9,962

87

73

320

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,692

2,270

9,962

87

73

320

Revenue
- R/kg
/
- $/oz
- sold
71,623

67,466

64,954

284

275

291

Total cash costs
- R
/
- $
- ton milled
402

417

387

47

50

51

- R/kg
/
- $/oz
- produced
50,301

63,003

52,607

200

258

236

PRODUCTIVITY
per employee
- g
/
- oz
- target
172

172

167

5.54

5.51

5.36

- actual
190

164

176

6.10

5.27

5.65

per employee
- m2
/
- ft2
- target
6.44

5.98

5.91

69.33

64.42

63.66

- actual
6.55

7.43

6.81

70.54

79.94

73.35

FINANCIAL RESULTS (MILLION)
Gold sales
192.9

152.4

646.4

24.6

20.0

93.2

Cost of sales
144.2

156.1

602.7

18.4

20.5

86.8

Cash operating costs
134.6

142.5

522.2

17.2

18.7

75.1

Other cash costs
0.8

0.5

1.9

0.1

0.1

0.4

Total cash costs
135.4

143.0

524.1

17.3

18.8

75.5

Retrenchment costs
1.8

0.7

5.2

0.2

0.1

0.7

Rehabilitation and other non-cash costs
-

-

0.1

-

-

-

Production costs
137.2

143.7

529.4

17.5

18.9

76.2

Amortisation of mining assets
19.8

16.2

71.4

2.5

2.1

10.3

Inventory change
(12.8)

(3.8)

1.9

(1.6)

(0.5)

0.3

Operating profit
48.7

(3.7)

43.7

6.2

(0.5)

6.4

Capital expenditure
- mining direct
-

-

0.4

-

-

0.1

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

0.4

-

-

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
44

76

314

478

819

3,376

Milled - 000
- tonnes /
- tons
- reef
247

353

1,591

272

389

1,753

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
247

353

1,591

272

389

1,753

Yield
- g/t
/
- oz/t
- reef
6.92

6.91

7.19

0.202

0.202

0.210

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
6.92

6.91

7.19

0.202

0.202

0.210

Gold produced
- kg
/
- oz 000 - reef
1,707

2,440

11,444

55

78

368

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
1,707

2,440

11,444

55

78

368

Revenue
- R/kg
/
- $/oz
- sold
71,784

78,251

68,841

284

320

310

Total cash costs
- R
/
- $
- ton milled
491

507

459

57

61

60

- R/kg
/
- $/oz
- produced
71,032

73,332

63,754

282

301

287

PRODUCTIVITY
per employee
- g
/
- oz
- target
143

157

149

4.60

5.03

4.80

- actual
130

123

122

4.17

3.95

3.92

per employee
- m2
/
- ft2
- target
3.70

3.87

3.75

39.83

41.64

40.36

- actual
3.37

3.83

3.34

36.29

41.19

35.92

FINANCIAL RESULTS (MILLION)
Gold sales
122.8

190.2

787.2

15.7

25.0

113.9

Cost of sales
152.7

212.1

811.6

19.5

28.0

117.0

Cash operating costs
120.1

177.7

724.8

15.4

23.4

104.8

Other cash costs
1.1

1.2

4.8

0.1

0.2

0.7

Total cash costs
121.2

178.9

729.6

15.5

23.6

105.5

Retrenchment costs
34.0

27.5

52.8

4.3

3.6

7.3

Rehabilitation and other non-cash costs
-

-

(0.3)

-

-

(0.1)

Production costs
155.2

206.4

782.1

19.8

27.2

112.7

Amortisation of mining assets
3.8

8.8

27.0

0.5

1.2

3.9

Inventory change
(6.3)

(3.1)

2.5

(0.8)

(0.4)

0.4

Operating profit
(29.9)

(21.9)

(24.4)

(3.8)

(3.0)

(3.1)

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
62

88

302

672

942

3,253

Milled - 000
- tonnes /
- tons
- reef
305

353

1,296

336

389

1,429

- waste
-

28

120

-

31

131

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
305

381

1,417

336

420

1,561

Yield
- g/t
/
- oz/t
- reef
3.40

4.03

4.98

0.099

0.117

0.145

- waste
-

0.17

0.58

-

0.005

0.017

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
3.40

3.74

4.61

0.099

0.109

0.135

Gold produced
- kg
/
- oz 000 - reef
1,036

1,420

6,459

33

46

208

- waste
-

5

70

-

0

2

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
1,036

1,424

6,529

33

46

210

Revenue
- R/kg
/
- $/oz
- sold
99,219

86,699

78,496

394

354

353

Total cash costs
- R
/
- $
- ton milled
347

295

295

40

35

39

- R/kg
/
- $/oz
- produced
102,157

78,912

64,085

406

323

288

PRODUCTIVITY
per employee
- g
/
- oz
- target
153

163

155

4.92

5.23

4.98

- actual
84

113

122

2.71

3.64

3.92

per employee
- m2
/
- ft2
- target
6.28

6.01

5.81

67.56

64.68

62.58

- actual
5.07

6.97

5.64

54.61

74.98

60.67

FINANCIAL RESULTS (MILLION)
Gold sales
101.7

115.0

504.8

13.0

15.1

73.0

Cost of sales
134.1

129.3

470.8

17.1

16.9

67.8

Cash operating costs
105.0

111.8

415.6

13.4

14.7

60.0

Other cash costs
0.8

0.6

2.8

0.1

0.1

0.4

Total cash costs
105.8

112.4

418.4

13.5

14.8

60.4

Retrenchment costs
1.9

(0.5)

3.8

0.2

(0.1)

0.5

Rehabilitation and other non-cash costs
-

-

(0.1)

-

-

-

Production costs
107.7

111.9

422.1

13.7

14.7

60.9

Amortisation of mining assets
24.7

10.9

49.1

3.2

1.4

7.1

Inventory change
1.7

6.5

(0.4)

0.2

0.8

(0.2)

Operating profit
(32.4)

(14.3)

34.0

(4.1)

(1.8)

5.2

Capital expenditure
- mining direct
6.4

87.3

199.8

0.8

11.5

27.9

- other
-

-

0.5

-

-

0.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
6.4

87.3

200.3

0.8

11.5

28.0

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
243

263

956

268

290

1,053

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
718

452

1,857

791

498

2,047

 - total
961

715

2,813

1,060

788

3,100

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
1.08

1.01

1.05

0.032

0.029

0.031

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.80

0.85

0.86

0.023

0.025

0.025

 - average
0.87

0.91

0.92

0.025

0.026

0.027

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
263

265

1,001

8

9

32

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
575

384

1,590

18

12

51

 - total
838

649

2,591

27

21

83

Revenue
- R/kg
/
- $/oz
- sold
71,342

67,559

64,635

284

277

290

Total cash costs *
- R
/
- $
- ton milled
30

37

42

4

4

6

- R/kg
/
- $/oz
- produced
37,834

42,955

49,635

150

178

227

PRODUCTIVITY
per employee
- g
/
- oz
- target
391

311

332

12.56

10.01

10.69

- actual
726

254

249

23.35

8.18

8.00

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
59.8

43.5

167.0

7.6

5.7

24.1

Cost of sales
27.6

20.2

83.9

3.5

2.6

12.2

Cash operating costs
21.7

16.5

78.9

2.8

2.2

11.6

Other cash costs
0.1

-

-

-

-

-

Total cash costs
21.8

16.5

78.9

2.8

2.2

11.6

Retrenchment costs
0.1

0.1

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
21.9

16.6

79.1

2.8

2.2

11.6

Amortisation of mining assets
-

0.3

1.5

-

-

0.2

Inventory change
5.7

3.3

3.3

0.7

0.4

0.4

Operating profit
32.2

23.3

83.1

4.1

3.1

11.9

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
(2.9)

-

-

(0.4)

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
(2.9)

-

-

(0.4)

-

-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
65

74

288

701

798

3,101

Milled - 000
- tonnes /
- tons
- reef
377

411

1,649

416

454

1,818

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
377

411

1,649

416

454

1,818

Yield
- g/t
/
- oz/t
- reef
12.41

11.60

11.30

0.362

0.338

0.330

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
12.41

11.60

11.30

0.362

0.338

0.330

Gold produced
- kg
/
- oz 000 - reef
4,683

4,772

18,643

151

153

599

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
4,683

4,772

18,643

151

153

599

Revenue
- R/kg
/
- $/oz
- sold
71,798

67,370

64,811

285

275

290

Total cash costs
- R
/
- $
- ton milled
517

435

433

60

52

57

- R/kg
/
- $/oz
- produced
41,687

37,553

38,288

166

154

172

PRODUCTIVITY
per employee
- g
/
- oz
- target
253

294

282

8.14

9.47

9.07

- actual
245

259

250

7.89

8.34

8.05

per employee
- m2
/
- ft2
- target
3.97

4.49

4.38

42.76

48.31

47.12

- actual
3.41

4.03

3.87

36.72

43.38

41.65

FINANCIAL RESULTS (MILLION)
Gold sales
321.7

321.0

1,207.8

41.1

42.1

173.5

Cost of sales
209.1

196.8

761.1

26.7

25.9

109.8

Cash operating costs
193.9

177.8

708.5

24.8

23.4

102.4

Other cash costs
1.4

1.4

5.3

0.2

0.2

0.8

Total cash costs
195.3

179.2

713.8

25.0

23.6

103.2

Retrenchment costs
1.2

1.0

4.5

0.1

0.1

0.5

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
196.5

180.2

718.3

25.1

23.7

103.7

Amortisation of mining assets
14.8

13.1

45.9

1.9

1.7

6.6

Inventory change
(2.2)

3.5

(3.1)

(0.3)

0.5

(0.5)

Operating profit
112.6

124.2

446.7

14.4

16.2

63.7

Capital expenditure
- mining direct
7.9

23.3

41.3

1.0

3.1

5.8

- other
-

0.4

0.8

-

0.1

0.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
7.9

23.7

42.1

1.0

3.2

5.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
46

57

211

491

616

2,273

Milled - 000
- tonnes /
- tons
- reef
217

254

1,009

239

280

1,113

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
217

254

1,009

239

280

1,113

Yield
- g/t
/
- oz/t
- reef
8.14

8.92

8.39

0.237

0.260

0.245

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
8.14

8.92

8.39

0.237

0.260

0.245

Gold produced
- kg
/
- oz 000 - reef
1,764

2,267

8,468

57

73

272

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
1,764

2,267

8,468

57

73

272

Revenue
- R/kg
/
- $/oz
- sold
71,705

67,344

65,117

286

276

291

Total cash costs
- R
/
- $
- ton milled
547

474

461

63

57

60

- R/kg
/
- $/oz
- produced
67,173

53,146

54,927

267

218

247

PRODUCTIVITY
per employee
- g
/
- oz
- target
169

174

171

5.44

5.59

5.51

- actual
137

183

169

4.40

5.90

5.43

per employee
- m2
/
- ft2
- target
4.52

4.81

4.73

48.69

51.80

50.95

- actual
3.54

4.63

4.21

38.15

49.87

45.34

FINANCIAL RESULTS (MILLION)
Gold sales
121.4

152.5

551.2

15.5

20.1

79.2

Cost of sales
121.5

123.8

487.0

15.5

16.4

70.3

Cash operating costs
117.5

120.0

463.1

15.0

15.8

66.8

Other cash costs
1.0

0.5

2.0

0.1

0.1

0.4

Total cash costs
118.5

120.5

465.1

15.1

15.9

67.2

Retrenchment costs
1.2

0.7

4.4

0.1

0.1

0.6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
119.7

121.2

469.5

15.2

16.0

67.8

Amortisation of mining assets
14.0

7.3

24.8

1.8

1.0

3.5

Inventory change
(12.2)

(4.7)

(7.3)

(1.5)

(0.6)

(1.0)

Operating profit
(0.1)

28.7

64.2

-

3.7

8.9

Capital expenditure
- mining direct
-

3.3

7.4

-

0.4

1.0

- other
-

0.1

0.2

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

3.4

7.6

-

0.4

1.0

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
63

65

259

680

697

2,788

Milled - 000
- tonnes /
- tons
- reef
369

360

1,535

407

397

1,692

- waste
-

-

16

-

-

17

- surface and
  dump reclamation
-

-

-

-

-

-

- total
369

360

1,551

407

397

1,709

Yield
- g/t
/
- oz/t
- reef
6.91

7.00

8.13

0.202

0.204

0.237

- waste
-

-

0.31

-

-

0.009

- surface and
  dump reclamation
-

-

-

-

-

-

- average
6.91

7.00

8.05

0.202

0.204

0.235

Gold produced
- kg
/
- oz 000 - reef
2,553

2,521

12,484

82

81

401

- waste
-

-

5

-

-

0

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,553

2,521

12,489

82

81

402

Revenue
- R/kg
/
- $/oz
- sold
71,521

67,406

64,398

289

276

292

Total cash costs
- R
/
- $
- ton milled
440

465

427

51

55

56

- R/kg
/
- $/oz
- produced
63,654

66,470

53,000

253

271

238

PRODUCTIVITY
per employee
- g
/
- oz
- target
188

208

207

6.06

6.69

6.64

- actual
153

155

190

4.93

4.99

6.10

per employee
- m2
/
- ft2
- target
4.42

4.35

4.15

47.62

46.78

44.70

- actual
3.80

3.99

3.93

40.90

42.90

42.34

FINANCIAL RESULTS (MILLION)
Gold sales
176.6

169.7

804.0

22.6

22.3

117.2

Cost of sales
187.5

191.3

745.6

24.0

25.1

107.5

Cash operating costs
161.2

166.8

658.4

20.6

21.9

95.0

Other cash costs
1.3

0.8

3.5

0.2

0.1

0.4

Total cash costs
162.5

167.6

661.9

20.8

22.0

95.4

Retrenchment costs
0.9

0.7

3.0

0.1

0.1

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
163.4

168.3

664.9

20.9

22.1

95.8

Amortisation of mining assets
18.9

16.7

78.4

2.4

2.2

11.4

Inventory change
5.2

6.3

2.3

0.7

0.8

0.3

Operating profit
(10.9)

(21.6)

58.4

(1.4)

(2.8)

9.7

Capital expenditure
- mining direct
46.5

66.6

198.8

5.9

8.8

28.2

- other
-

1.6

4.5

-

0.2

0.7

- recoupments
-

-

-

-

-

-

Net capital expenditure
46.5

68.2

203.3

5.9

9.0

28.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
28

106

392

301

1,141

4,219

Milled - 000
- tonnes /
- tons
- reef
99

418

1,697

109

461

1,871

- waste
2

7

32

2

8

35

- surface and
  dump reclamation
-

-

-

-

-

-

- total
101

425

1,729

111

468

1,906

Yield
- g/t
/
- oz/t
- reef
6.24

6.19

6.48

0.182

0.181

0.189

- waste
1.00

0.57

0.47

0.029

0.017

0.014

- surface and
  dump reclamation
-

-

-

-

-

-

- average
6.13

6.10

6.37

0.179

0.178

0.186

Gold produced
- kg
/
- oz 000 - reef
618

2,589

10,993

20

83

354

- waste
2

4

15

0

0

0

- surface and
  dump reclamation
-

-

-

-

-

-

- total
620

2,593

11,008

20

83

355

Revenue
- R/kg
/
- $/oz
- sold
67,726

67,273

64,736

271

275

292

Total cash costs
- R
/
- $
- ton milled
554

420

399

65

50

52

- R/kg
/
- $/oz
- produced
90,300

68,792

62,597

362

282

281

PRODUCTIVITY
per employee
- g
/
- oz
- target
134

183

181

4.31

5.89

5.82

- actual
104

146

153

3.34

4.70

4.92

per employee
- m2
/
- ft2
- target
5.25

5.91

5.70

56.53

63.61

61.31

- actual
4.69

5.97

5.44

50.48

64.29

58.51

FINANCIAL RESULTS (MILLION)
Gold sales
42.2

174.2

712.4

5.4

22.9

103.2

Cost of sales
56.2

194.1

753.1

7.2

25.6

108.8

Cash operating costs
55.5

177.7

686.4

7.2

23.4

99.1

Other cash costs
0.4

0.7

2.7

0.1

0.1

0.4

Total cash costs
55.9

178.4

689.1

7.2

23.5

99.5

Retrenchment costs
-

0.4

3.7

-

0.1

0.6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
55.9

178.8

692.8

7.2

23.6

100.1

Amortisation of mining assets
-

16.3

65.1

-

2.1

9.4

Inventory change
0.3

(1.0)

(4.8)

-

(0.1)

(0.7)

Operating profit
(14.0)

(19.9)

(40.7)

(1.8)

(2.7)

(5.6)

Capital expenditure
- mining direct
11.8

34.8

131.6

1.5

4.6

18.9

- other
-

-

(0.3)

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
11.8

34.8

131.3

1.5

4.6

18.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
9

32

139

93

340

1,491

Milled - 000
- tonnes /
- tons
- reef
55

154

758

61

169

836

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
55

154

758

61

169

836

Yield
- g/t
/
- oz/t
- reef
7.55

8.38

7.17

0.220

0.244

0.209

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
7.55

8.38

7.17

0.220

0.244

0.209

Gold produced
- kg
/
- oz 000 - reef
417

1,288

5,434

13

41

175

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
417

1,288

5,434

13

41

175

Revenue
- R/kg
/
- $/oz
- sold
67,726

67,260

64,834

271

276

292

Total cash costs
- R
/
- $
- ton milled
625

553

467

73

66

62

- R/kg
/
- $/oz
- produced
82,790

66,006

65,200

331

271

294

PRODUCTIVITY
per employee
- g
/
- oz
- target
140

164

163

4.50

5.28

5.25

- actual
123

123

126

3.97

3.95

4.05

per employee
- m2
/
- ft2
- target
3.37

4.31

4.23

36.28

46.39

45.56

- actual
2.55

3.01

3.21

27.45

32.39

34.56

FINANCIAL RESULTS (MILLION)
Gold sales
28.4

86.5

352.2

3.6

11.4

51.0

Cost of sales
34.8

92.1

400.3

4.4

12.1

58.0

Cash operating costs
34.3

84.5

352.3

4.4

11.1

51.0

Other cash costs
0.2

0.5

2.0

-

0.1

0.4

Total cash costs
34.5

85.0

354.3

4.4

11.2

51.4

Retrenchment costs
0.2

0.4

2.8

-

0.1

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
34.7

85.4

357.1

4.4

11.3

51.8

Amortisation of mining assets
-

16.3

54.6

-

2.1

7.8

Inventory change
0.1

(9.6)

(11.4)

-

(1.3)

(1.6)

Operating profit
(6.4)

(5.6)

(48.1)

(0.8)

(0.7)

(7.0)

Capital expenditure
- mining direct
-

2.6

10.9

-

0.3

1.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

2.6

10.9

-

0.3

1.6

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
1

4

12

1

4

13

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
41

140

556

46

154

613

- total
42

144

568

47

158

626

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
14.56

13.61

12.57

0.425

0.397

0.366

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.60

0.50

0.61

0.018

0.014

0.018

- average
1.03

0.86

0.85

0.030

0.025

0.025

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
19

54

145

1

2

5

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
25

69

339

1

2

11

- total
44

124

483

1

4

16

Revenue
- R/kg
/
- $/oz
- sold
67,726

67,902

64,657

271

270

285

Total cash costs*
- R
/
- $
- ton milled
4

34

33

0

4

4

- R/kg
/
- $/oz
- produced
6,134

69,261

54,605

28

269

248

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
3.0

8.4

31.4

0.4

1.1

4.5

Cost of sales
0.2

4.9

18.7

-

0.6

2.7

Cash operating costs
0.2

4.8

18.5

-

0.6

2.7

Other cash costs
-

-

-

-

-

-

Total cash costs
0.2

4.8

18.5

-

0.6

2.7

Retrenchment costs
-

0.1

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
0.2

4.9

18.7

-

0.6

2.7

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
2.8

3.5

12.7

0.4

0.5

1.8

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
923

1,234

5,224

1,017

1,360

5,758

Volume mined
- bcm
/
- bcy
- 000
270

350

1,490

353

457

1,949

Stripping ratio
- t(mined-treated)
 /t treated
1.92

2.60

2.96

1.92

2.60

2.96

Treated
- tonnes /
- tons
- 000
316

343

1,319

349

378

1,454

Yield
- g/t
/
- oz/t
2.04

1.96

1.82

0.060

0.057

0.053

Gold produced
- kg
/
- oz 000
646

671

2,399

21

22

77

Revenue
- R/kg
/
- $/oz
- sold
67,014

66,889

65,554

266

273

293

Total cash costs - R/kg
/
- $/oz
- produced
43,863

39,847

42,249

174

163

189

PRODUCTIVITY
per employee
- g
/
- oz
- target
611

598

533

19.63

19.23

17.14

- actual
623

657

570

20.03

21.14

18.32

FINANCIAL RESULTS ( MILLION)
Gold sales
43.3

44.9

157.3

5.5

5.9

22.6

Cost of sales
30.8

29.4

113.3

3.9

3.9

16.3

Cash operating costs
28.1

26.7

101.1

3.6

3.5

14.6

Other cash costs
0.2

-

0.3

-

-

-

Total cash costs
28.3

26.7

101.4

3.6

3.5

14.6

Rehabilitation and other non-cash costs
0.2

0.5

(0.1)

-

0.1

-

Production costs
28.5

27.2

101.3

3.6

3.6

14.6

Amortisation of mining assets
2.1

2.8

12.6

0.3

0.4

1.8

Inventory change
0.2

(0.6)

(0.6)

-

(0.1)

(0.1)

Operating profit
12.5

15.5

44.0

1.6

2.0

6.3

Capital expenditure
0.9

0.2

1.1

0.1

-

0.1

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,791

1,657

5,835

1,974

1,827

6,432

Volume mined
- bcm
/
- bcy
- 000
1,014

908

3,245

1,327

1,188

4,244

Stripping ratio
- t(mined-treated)
 /t treated
2.51

2.09

1.87

2.51

2.09

1.87

Treated
- tonnes /
- tons
- 000
510

537

2,030

562

592

2,238

Yield
- g/t
/
- oz/t
3.02

3.14

3.56

0.088

0.092

0.104

Gold produced
- kg
/
- oz 000
1,541

1,684

7,227

50

54

232

Revenue
- R/kg
/
- $/oz
- sold
73,523

73,369

67,596

292

300

302

Total cash costs - R/kg
/
- $/oz
- produced
32,591

29,533

25,393

130

121

114

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,430

1,904

2,066

45.99

61.21

66.43

- actual
2,335

1,782

1,930

75.08

57.31

62.06

FINANCIAL RESULTS ( MILLION)
Gold sales
109.1

127.6

493.7

13.9

16.8

71.0

Cost of sales
73.2

75.8

274.9

9.3

9.9

39.6

Cash operating costs
42.6

41.1

148.0

5.4

5.4

21.4

Other cash costs
7.6

8.6

35.5

1.0

1.1

5.1

Total cash costs
50.2

49.7

183.5

6.4

6.5

26.5

Rehabilitation and other non-cash costs
1.1

0.3

1.3

0.1

-

0.2

Production costs
51.3

50.0

184.8

6.5

6.5

26.7

Amortisation of mining assets
24.7

24.0

87.2

3.2

3.2

12.5

Inventory change
(2.8)

1.8

2.9

(0.4)

0.2

0.4

Operating profit
35.9

51.8

218.8

4.6

6.9

31.4

Capital expenditure
5.9

8.0

26.3

0.8

1.0

3.8

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,657

1,682

1,682

1,826

1,854

1,854

Volume mined
- bcm
/
- bcy
- 000
815

980

980

1,066

1,282

1,282

Stripping ratio
- t(mined-treated)
 /t treated
6.03

7.41

7.41

6.03

7.41

7.41

Treated
- tonnes /
- tons
- 000
236

200

200

260

220

220

Yield
- g/t
/
- oz/t
8.41

8.81

8.81

0.245

0.257

0.257

Gold produced
- kg
/
- oz 000
1,984

1,762

1,762

64

57

57

Revenue
- R/kg
/
- $/oz
- sold
66,698

65,898

65,898

265

268

268

Total cash costs - R/kg
/
- $/oz
- produced
22,535

21,627

21,627

90

88

88

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,135

4,736

4,736

68.63

152.27

152.27

- actual
4,714

4,736

4,736

151.55

152.27

152.27

FINANCIAL RESULTS ( MILLION)
Gold sales
132.3

116.1

116.1

16.9

15.2

15.2

Cost of sales
83.6

66.7

66.7

10.6

8.7

8.7

Cash operating costs
35.6

30.0

30.0

4.5

3.9

3.9

Other cash costs
9.1

8.1

8.1

1.2

1.1

1.1

Total cash costs
44.7

38.1

38.1

5.7

5.0

5.0

Rehabilitation and other non-cash costs
0.4

0.1

0.1

-

-

-

Production costs
45.1

38.2

38.2

5.7

5.0

5.0

Amortisation of mining assets
38.7

28.5

28.5

4.9

3.7

3.7

Inventory change
(0.2)

-

-

-

-

-

Operating profit
48.7

49.4

49.4

6.3

6.5

6.5

Capital expenditure
31.8

76.6

110.8

4.1

10.0

15.0

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
3,382

-

-

3,728

-

-

Volume mined
- bcm
/
- bcy
- 000
1,405

-

-

1,837

-

-

Stripping ratio
- t(mined-treated)
 /t treated
7.38

-

-

7.38

-

-

Treated
- tonnes /
- tons
- 000
404

-

-

445

-

-

Yield
- g/t
/
- oz/t
4.64

-

-

0.135

-

-

Gold produced
- kg
/
- oz 000
1,875

-

-

60

-

-

Revenue
- R/kg
/
- $/oz
- sold
74,189

-

-

295

-

-

Total cash costs - R/kg
/
- $/oz
- produced
35,392

-

-

141

-

-

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,211

-

-

38.94

-

-

- actual
2,029

-

-

65.23

-

-

FINANCIAL RESULTS ( MILLION)
Gold revenue
139.1

-

-

17.8

-

-

Cost of sales
102.6

-

-

13.1

-

-

Cash operating costs
61.5

-

-

7.9

-

-

Other cash costs
4.9

-

-

0.6

-

-

Total cash costs
66.4

-

-

8.5

-

-

Rehabilitation and other non-cash costs
1.1

-

-

0.1

-

-

Production costs
67.5

-

-

8.6

-

-

Amortisation of mining assets
30.3

-

-

3.9

-

-

Inventory change
4.8

-

-

0.6

-

-

Operating profit
36.5

-

-

4.7

-

-

Capital expenditure
29.2

-

-

3.7

-

-

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
6,978

7,021

26,253

7,692

7,739

28,939

Stripping ratio
- t(mined-treated)
 /t treated
1.15

1.51

1.56

1.15

1.51

1.56

Treated
- tonnes /
- tons
- 000
3,241

2,795

10,269

3,573

3,081

11,319

Gold in ore
- kg
/
- oz 000
3,417

3,395

12,270

110

109

394

Yield
- g/t
/
- oz/t
0.48

0.72

0.75

0.014

0.021

0.022

Gold produced
- kg
/
- oz 000
1,572

2,004

7,702

51

64

248

Total
Yield
- g/t
/
- oz/t
0.48

0.72

0.75

0.014

0.021

0.022

Gold produced
- kg
/
- oz 000
1,572

2,004

7,702

51

64

248

Revenue
- R/kg
/
- $/oz
- sold
81,505

85,023

74,471

324

345

330

Total cash costs
- R/kg
/
- $/oz
- produced
*
42,519

42,870

39,340

169

175

175

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,953

1,969

2,241

62.80

63.30

72.06

- actual
1,910

1,914

1,886

61.40

61.54

60.63

FINANCIAL RESULTS (MILLION)
Gold sales
128.1

170.4

573.6

16.3

22.3

81.6

Cost of sales
101.9

135.0

479.9

13.0

17.8

68.8

Cash operating costs
95.0

90.9

327.0

12.1

12.0

47.0

Other cash costs
-

-

-

-

-

-

Total cash costs
95.0

90.9

327.0

12.1

12.0

47.0

Rehabilitation and other non-cash costs
(5.7)

3.6

12.2

(0.7)

0.5

1.7

Production costs
89.3

94.5

339.2

11.4

12.5

48.7

Amortisation of mining assets
40.8

45.5

164.7

5.2

6.0

23.6

Inventory change
(28.2)

(5.0)

(24.0)

(3.6)

(0.7)

(3.5)

Operating profit
26.2

35.4

93.7

3.3

4.5

12.8

Capital expenditure
83.9

43.2

141.7

10.7

5.7

20.3

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.
* Cash cost calculation includes inventory

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
314

234

820

346

258

904

Treated
- tonnes /
- tons
- 000
236

159

555

260

175

611

Gold in ore
- kg
/
- oz 000
1,677

1,924

6,342

54

62

204

Yield
- g/t
/
- oz/t
9.84

15.58

13.93

0.287

0.454

0.406

Gold produced
- kg
/
- oz 000
2,321

2,480

7,724

75

80

248

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
9.84

15.58

13.93

0.287

0.454

0.406

Gold produced
- kg
/
- oz 000
2,321

2,480

7,724

75

80

248

Revenue
- R/kg
/
- $/oz
- sold
81,382

84,824

74,909

324

345

331

Total cash costs
- R/kg
/
- $/oz
- produced
58,437

59,301

48,730

232

243

215

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,585

2,155

2,134

83.12

69.29

68.61

- actual
2,565

2,706

1,986

82.47

87.00

69.42

FINANCIAL RESULTS (MILLION)
Gold sales
188.9

210.4

578.6

24.1

27.5

82.1

Cost of sales
178.0

198.5

532.6

22.6

26.1

75.6

Cash operating costs
135.7

147.1

376.4

17.3

19.3

53.4

Other cash costs
-

-

-

-

-

-

Total cash costs
135.7

147.1

376.4

17.3

19.3

53.4

Rehabilitation and other non-cash costs
2.6

1.9

5.9

0.3

0.3

0.8

Production costs
138.3

149.0

382.3

17.6

19.6

54.2

Amortisation of mining assets
39.5

46.4

148.0

5.0

6.1

21.1

Inventory change
0.2

3.1

2.3

-

0.4

0.3

Operating profit
10.9

11.9

46.0

1.5

1.4

6.5

Capital expenditure
23.7

27.9

110.6

3.0

3.7

15.9

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
229

267

853

253

294

940

Treated
- tonnes /
- tons
- 000
228

267

851

252

294

938

Gold in ore
- kg
/
- oz 000
1,563

2,132

6,668

50

69

214

Yield
- g/t
/
- oz/t
6.37

7.61

7.25

0.186

0.222

0.211

Gold produced
- kg
/
- oz 000
1,461

2,031

6,182

47

65

199

Open-pit Operations
Mined
- tonnes /
- tons
- 000
229

236

826

253

261

910

Stripping ratio
- t(mined-treated)
 /t treated
8.49

9.35

6.32

8.49

9.35

6.32

Treated
- tonnes /
- tons
- 000
24

23

113

27

25

124

Gold in ore
- kg
/
- oz 000
84

67

404

3

2

13

Yield
- g/t
/
- oz/t
3.27

2.76

3.33

0.095

0.080

0.097

Gold produced
- kg
/
- oz 000
79

63

376

3

2

12

Total
Yield
- g/t
/
- oz/t
6.07

7.23

6.79

0.177

0.211

0.198

Gold produced
- kg
/
- oz 000
1,540

2,094

6,558

50

67

211

Revenue
- R/kg
/
- $/oz
- sold
81,549

80,651

73,799

323

329

328

Total cash costs
- R/kg
/
- $/oz
- produced
32,907

33,393

30,169

131

136

134

PRODUCTIVITY
per employee
- g
/
- oz
- target
373

446

423

11.98

14.34

13.61

- actual
367

496

426

11.79

15.94

13.69

FINANCIAL RESULTS (MILLION)
Gold sales
137.5

147.5

461.2

17.5

19.4

66.0

Cost of sales
73.9

82.5

259.8

9.5

10.7

36.9

Cash operating costs
49.7

68.9

194.0

6.4

9.0

27.6

Other cash costs
1.0

1.1

3.8

0.1

0.1

0.5

Total cash costs
50.7

70.0

197.8

6.5

9.1

28.1

Rehabilitation and other non-cash costs
1.6

1.6

3.0

0.2

0.2

0.4

Production costs
52.3

71.6

200.8

6.7

9.3

28.5

Amortisation of mining assets
20.9

20.6

69.5

2.7

2.7

10.0

Inventory change
0.7

(9.7)

(10.5)

0.1

(1.3)

(1.6)

Operating profit
63.6

65.0

201.4

8.0

8.7

29.1

Capital expenditure
20.4

19.2

73.6

2.60

2.5

10.4

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
91

93

376

101

103

414

Treated
- tonnes /
- tons
- 000
91

92

368

100

101

405

Gold in ore
- kg
/
- oz 000
777

759

3,153

25

24

101

Yield
- g/t
/
- oz/t
8.18

7.87

8.15

0.239

0.230

0.238

Gold produced
- kg
/
- oz 000
741

724

2,999

24

23

96

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
8.18

7.87

8.15

0.239

0.230

0.238

Gold produced
- kg
/
- oz 000
741

724

2,999

24

23

96

Revenue
- R/kg
/
- $/oz
- sold
81,487

84,502

74,120

323

345

330

Total cash costs
- R/kg
/
- $/oz
- produced
27,762

30,281

25,043

110

124

112

PRODUCTIVITY
per employee
- g
/
- oz
- target
933

953

964

29.99

30.64

30.99

- actual
946

931

968

30.41

29.94

31.12

FINANCIAL RESULTS (MILLION)
Gold sales
64.5

60.4

218.0

8.2

7.9

31.3

Cost of sales
33.7

32.0

112.8

4.3

4.1

16.3

Cash operating costs
19.7

21.0

71.8

2.5

2.8

10.3

Other cash costs
0.9

0.9

3.3

0.1

0.1

0.5

Total cash costs
20.6

21.9

75.1

2.6

2.9

10.8

Rehabilitation and other non-cash costs
0.6

1.8

3.3

0.1

0.2

0.5

Production costs
21.2

23.7

78.4

2.7

3.1

11.3

Amortisation of mining assets
10.9

9.4

36.4

1.4

1.2

5.3

Inventory change
1.6

(1.1)

(2.0)

0.2

(0.2)

(0.3)

Operating profit
30.8

28.4

105.2

3.9

3.8

15.0

Capital expenditure
3.5

5.4

19.6

0.4

0.7

2.8

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
1,227

977

3,696

1,352

1,077

4,074

Stripping ratio
- t(mined-treated)
 /t treated
11.56

9.06

9.11

11.56

9.06

9.11

Treated
- tonnes /
- tons
- 000
98

97

365

108

107

403

Gold in ore
- kg
/
- oz 000
1,081

1,029

4,255

35

33

137

Yield
- g/t
/
- oz/t
10.69

10.16

11.22

0.312

0.296

0.327

Gold produced
- kg
/
- oz 000
1,044

986

4,101

34

32

132

Total
Yield
- g/t
/
- oz/t
10.69

10.16

11.22

0.312

0.296

0.327

Gold produced
- kg
/
- oz 000
1,044

986

4,101

34

32

132

Revenue
- R/kg
/
- $/oz
- sold
74,263

74,254

67,337

295

304

308

Total cash costs
- R/kg
/
- $/oz
- produced
36,359

41,593

32,742

144

170

146

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,541

1,701

1,747

49.54

54.70

56.17

- actual
1,898

2,054

2,100

61.01

66.04

67.50

FINANCIAL RESULTS (MILLION)
Gold sales
78.7

84.0

310.9

10.0

11.1

45.7

Cost of sales
61.7

64.5

219.3

7.8

8.5

31.5

Cash operating costs
33.0

35.8

114.2

4.2

4.7

16.3

Other cash costs
5.0

5.2

20.1

0.6

0.7

2.9

Total cash costs
38.0

41.0

134.3

4.8

5.4

19.2

Rehabilitation and other non-cash costs
1.7

1.5

2.9

0.2

0.2

0.4

Production costs
39.7

42.5

137.2

5.0

5.6

19.6

Amortisation of mining assets
22.0

20.8

73.5

2.8

2.7

10.6

Inventory change
-

1.2

8.6

-

0.2

1.3

Operating profit
17.0

19.5

91.6

2.2

2.6

14.2

Capital expenditure
17.0

5.7

5.7

2.2

0.8

0.8

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
4,989

5,158

14,106

6,526

6,747

18,452

Treated
- tonnes /
- tons
- 000
458

464

1,812

505

511

1,998

Yield
- g/t
/
- oz/t
5.03

4.39

3.87

0.147

0.128

0.113

Gold produced
- kg
/
- oz 000
2,302

2,037

7,011

74

65

225

Revenue
- R/kg
/
- $/oz
- sold
86,469

70,078

71,603

344

287

320

Total cash costs
- R/kg
/
- $/oz
- produced
33,158

37,244

38,466

132

152

172

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,551

1,502

1,298

82.03

48.28

41.73

- actual
2,222

2,209

2,292

71.44

71.02

73.69

FINANCIAL RESULTS ( MILLION)
Gold sales
152.8

151.0

523.8

19.5

19.8

75.3

Cost of sales
92.8

99.4

336.0

12.0

12.9

48.4

Cash operating costs
56.9

72.5

261.0

7.3

9.5

37.5

Other cash costs
19.5

3.4

8.7

2.5

0.4

1.2

Total cash costs
76.4

75.9

269.7

9.8

9.9

38.7

Rehabilitation and other non-cash costs
1.4

1.1

3.8

0.2

0.1

0.5

Production costs
77.8

77.0

273.5

10.0

10.0

39.2

Amortisation of mining assets
25.6

24.3

85.4

3.3

3.2

12.3

Inventory change
(10.6)

(1.9)

(22.9)

(1.3)

(0.3)

(3.1)

Operating profit
60.0

51.6

187.8

7.5

6.9

26.9

Capital expenditure
110.7

108.7

194.1

14.2

14.3

26.8

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
723

758

2,934

797

835

3,234

Yield
- g/t
/
- oz/t
0.83

0.76

0.82

0.024

0.022

0.024

Gold produced
- kg
/
- oz 000
600

579

2,394

19

19

77

Revenue
- R/kg
/
- $/oz
- sold
82,547

70,331

71,668

329

287

323

Total cash costs
- R/kg
/
- $/oz
- produced
51,879

50,884

48,122

206

208

216

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,818

1,910

1,847

58.46

61.42

59.38

- actual
1,694

1,644

1,706

54.45

52.86

54.86

FINANCIAL RESULTS ( MILLION)
Gold sales
42.0

38.2

170.0

5.4

5.0

24.6

Cost of sales
35.5

27.5

127.9

4.5

3.6

18.5

Cash operating costs
30.1

28.5

112.5

3.8

3.7

16.2

Other cash costs
1.0

1.0

2.7

0.1

0.1

0.4

Total cash costs
31.1

29.5

115.2

3.9

3.8

16.6

Rehabilitation and other non-cash costs
-

0.4

1.7

-

0.1

0.2

Production costs
31.1

29.9

116.9

3.9

3.9

16.8

Amortisation of mining assets
5.2

1.7

6.3

0.7

0.2

0.9

Inventory change
(0.8)

(4.1)

4.7

(0.1)

(0.5)

0.8

Operating profit
6.5

10.7

42.1

0.9

1.4

6.1

Capital expenditure
1.5

2.7

13.9

0.2

0.4

2.0

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
436

605

3,073

570

791

4,019

Treated
- tonnes /
- tons
- 000
129

151

575

143

166

634

Yield
- g/t
/
- oz/t
1.89

2.44

2.59

0.055

0.071

0.076

Gold produced
- kg
/
- oz 000
244

369

1,493

8

12

48

Revenue
- R/kg
/
- $/oz
- sold
83,347

70,418

71,606

332

288

320

Total cash costs
- R/kg
/
- $/oz
- produced
106,707

65,126

63,931

423

267

286

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,336

1,695

1,559

42.95

54.49

50.13

- actual
934

1,238

1,279

30.03

39.79

41.13

FINANCIAL RESULTS ( MILLION)
Gold sales
16.4

26.0

106.9

2.1

3.4

15.4

Cost of sales
28.0

26.2

101.2

3.6

3.5

14.7

Cash operating costs
25.5

23.2

92.8

3.3

3.1

13.4

Other cash costs
0.5

0.8

2.7

0.1

0.1

0.4

Total cash costs
26.0

24.0

95.5

3.4

3.2

13.8

Rehabilitation and other non-cash costs
-

-

0.4

-

-

0.1

Production costs
26.0

24.0

95.9

3.4

3.2

13.9

Amortisation of mining assets
1.8

3.7

9.0

0.2

0.5

1.3

Inventory change
0.2

(1.5)

(3.7)

-

(0.2)

(0.5)

Operating profit
(11.6)

(0.2)

5.7

(1.5)

(0.1)

0.7

Capital expenditure
1.7

2.1

8.9

0.2

0.3

1.3

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
1,005

882

5,426

1,315

1,154

7,098

Treated
- tonnes /
- tons
- 000
704

700

2,823

776

772

3,111

Yield
- g/t
/
- oz/t
1.39

1.68

1.40

0.040

0.049

0.041

Gold produced
- kg
/
- oz 000
976

1,176

3,939

31

38

127

Revenue
- R/kg
/
- $/oz
- sold
82,868

70,098

71,278

330

287

318

Cash costs
- R/kg
/
- $/oz
- produced
48,534

55,896

61,363

193

229

274

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,308

1,547

1,537

74.21

49.74

49.42

- actual
1,685

1,744

1,391

54.17

56.08

44.71

FINANCIAL RESULTS ( MILLION)
Gold sales
62.5

88.1

291.3

8.0

11.6

41.8

Cost of sales
60.4

74.9

265.4

7.9

9.8

38.3

Cash operating costs
52.2

65.7

241.7

6.7

8.6

34.7

Other cash costs
(4.8)

-

-

(0.6)

-

-

Total cash costs
47.4

65.7

241.7

6.1

8.6

34.7

Rehabilitation costs
2.0

0.8

7.6

0.3

0.1

1.1

Production costs
49.4

66.5

249.3

6.4

8.7

35.8

Amortisation of mining assets
7.5

8.4

23.8

1.0

1.1

3.4

Inventory change
3.5

-

(7.7)

0.5

-

(0.9)

Operating profit
2.1

13.2

25.9

0.1

1.8

3.5

Capital expenditure
1.0

(0.6)

6.1

0.1

(0.1)

0.8

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2001
2000
2000
2001
2000
2000
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

314

-

-

411

Treated
- tonnes /
- tons
- 000
-

201

1,160

-

222

1,278

Yield
- g/t
/
- oz/t
-

1.21

1.26

-

0.035

0.037

Gold produced
- kg
/
- oz 000
-

243

1,463

-

8

47

Revenue
- R/kg
/
- $/oz
- sold
-

70,454

71,099

-

289

324

Cash costs
- R/kg
/
- $/oz
- produced
-

40,788

43,799

-

167

201

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

2,065

-

-

66.40

- actual
-

2,210

2,103

-

71.05

67.60

FINANCIAL RESULTS ( MILLION)
Gold sales
-

18.7

105.7

-

2.5

15.5

Cost of sales
0.2

16.0

83.3

-

2.2

12.2

Cash operating costs
0.2

9.5

63.0

-

1.3

9.3

Other cash costs
-

0.4

1.1

-

0.1

0.2

Total cash costs
0.2

9.9

64.1

-

1.4

9.5

Rehabilitation costs
-

1.5

(3.6)

-

0.2

(0.6)

Production costs
0.2

11.4

60.5

-

1.6

8.9

Amortisation of mining assets
-

0.1

14.9

-

-

2.3

Inventory change
-

4.5

7.9

-

0.6

1.0

Operating profit
(0.2)

2.7

22.4

-

0.3

3.3

Capital expenditure
0.2

0.1

2.1

-

-

0.3

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
Officer)
J G Best
K H Williams
Non-Executive
R P Edey   (British) (Deputy Chairman)
F B Arisman   (American)
Mrs E le R Bradley
C B Brayshaw
Dr J W Campbell
Dr V K Fung   (American)
M W King
(Alternate: R P Garnett)
T J Motlatsi
D M J Ncube
N F Oppenheimer
J Ogilvie Thompson
A J Trahar
(Alternate: W A Nairn)
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
100 Pall Mall
St James's
London SW1Y 5HP
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary